

04020319

ANNUAL
REPORT
2003

What guides us

PiperJaffray.
COMPANIES

PIPER JAFFRAY COMPANIES 2003 MILESTONES

- *Completed our spin-off from U.S. Bancorp,* becoming an independent, publicly held securities firm.
- Earned net income of $26.0 million for the year ended Dec. 31, 2003.
- Recorded net revenue of $786.7 million for the year ended Dec. 31, 2003, a 7.9 percent increase over 2002.
- Renewed our commitment to the communities in which we live and work by pledging 5 percent of pre-tax earnings to charity in the form of employee time and expertise, and financial resources.

Piper Jaffray Companies (NYSE: PJC) is a focused securities firm and comprises two principal revenue segments: Capital Markets and Private Client Services. Clients of both segments are supported by Investment Research. The firm provides a full range of investment products and services to individuals, institutions and businesses. The firm has more than 100 offices in 23 states across the country and has headquarters in Minneapolis.

PiperJaffray.

Dear Shareholders,

I am proud to introduce you to the new Piper Jaffray—a company with a 109-year heritage, more than 2,900 engaged employees and a sharp business focus.

There is much to share about our capabilities and the market opportunity, but I must start at the beginning—with the culture that emerges strong and renewed as Piper Jaffray enters 2004 as a new public company. This annual report is dedicated to telling you who we are.

THE PIPER JAFFRAY CULTURE

To achieve enduring success in the financial services industry, a company must build its foundation on strong values. At Piper Jaffray, we have committed to a set of Guiding Principles, a framework for daily decision making throughout the organization. Every employee understands that we must place our clients' interests first. As advisors and agents we are wholly committed to understanding client objectives and striving to help achieve them.

We also recognize that our company must have the best people providing the best solutions to succeed in becoming the primary advisor for each of our clients. We have built our expertise in specific areas that provide distinctive value for the clients we serve. The knowledge and integrity of our employees have enabled Piper Jaffray to build strong national franchises in the capital markets and a formidable regional franchise serving private clients.

Our success has not come without some shortcomings. In the past, there were some lapses in adhering to our Guiding Principles. In those instances, we have taken appropriate action to address any issues that have adversely impacted our clients and to provide a stronger business model as we move forward.

We recognize that the value of the firm lies in the reputation we have built and the integrity with which we conduct ourselves. They are the reason our great people want to remain at Piper Jaffray. They are also the reason we are able to attract the highest quality talent.

THE MARKET OPPORTUNITY

As is often the case when industries consolidate, a number of companies achieve the benefit of scale. Equally as often, opportunity is created as some market sectors become underserved.

Our opportunity is to become the leading securities firm for the underserved middle market—nationally for capital markets clients and regionally for the middle of the affluent private client segment. We will consistently concentrate our resources in these areas—using our expertise and execution to capitalize on this opportunity. We believe a securities firm, focused solely on raising and investing capital for its clients, will outperform aggregated companies bent on cross-selling.

Our results in 2003 partly reflected this opportunity, as we transitioned from our merger with U.S. Bancorp. Net revenues increased 7.9 percent in 2003 to $786.7 million, consistent with the improved economy and better market performance during the last six months of the year. The increase in revenue was due primarily to strong fixed-income sales and trading and increased equity underwriting activity. Net income increased to $26.0 million. We are beginning to hit our stride, with productivity improvements in a number of areas. We will continue to focus on improving margins and productivity as we grow.

EMPLOYEE OWNERS

As we return to the public market, we intend to grow employee ownership. As part of a focused securities firm, our employees will see the direct impact of their efforts on the valuation of the company. Our employees have a clear understanding of our strategy. They are engaged in their roles and committed to the success of our company.

COMMUNITY PARTNERSHIPS

Finally, we proudly rejoin the Minnesota Keystone Program, which includes among its members those companies who donate 5 percent of pre-tax earnings to charity through direct contributions and employee volunteerism. Piper Jaffray has had a long-standing commitment to sharing our resources and success with the communities in which we live and work, and we are pleased to renew that commitment.

Indeed, a proud new chapter for our 109-year-old firm begins.

Sincerely,



Andrew S. Duff
Chairman and Chief Executive Officer



On every journey, there are important milestones: landmark events, defining moments and historic achievements.

For a company to reach a significant milestone, it takes skill and strategy. Energy and expertise. Determination and drive.

But most of all, it requires a shared vision. An understanding of the values that guide, motivate and inspire the organization.

At Piper Jaffray, we're driven by sound principles and a strong sense of purpose. We're committed to helping our clients define and achieve their objectives—and to delivering value for our shareholders. We're dedicated to creating opportunities for our employees—and to giving back to our communities.

Whether you're a client, a shareholder, an employee or a community member, we share your goals. At Piper Jaffray, what guides us is you.

Never losing sight of the reason for the journey.

At Piper Jaffray, we've been guiding clients to success for more than a century.

Creating innovative solutions. Discovering new opportunities. Providing superior service. All with our clients' needs at the forefront.

By putting the client first, all our stakeholders benefit. That's a philosophy shared by everyone in our company—from financial advisors to investment bankers to traders to support staff.

When we say we're "client-focused," it's a reminder of the reason we're in business. When our clients succeed, we all succeed. At Piper Jaffray, that's the bottom line.



Keeping our focus on the ultimate destination.

Staying focused. On any journey, it's essential. In any business, it's critical.





At Piper Jaffray, our focus is clear. Our mission is distinct. And our strategy is well-defined.

We are a *focused* securities firm.

We have identified specific opportunities that offer the greatest potential for our business, and that's where we focus our attention.

Our Capital Markets teams concentrate on middle-market companies and debt issuers, and the institutional clients that invest in them. Similarly, our Private Client Services business is specialized—targeting client segments and geographic markets that represent significant growth opportunities for us.

We believe that the acquisitions of securities firms by large financial institutions over the past several years—as well as the decision by many competitors to focus on their largest clients—have resulted in significant opportunities in the middle-market space.

As always, our focus is on providing levels of expertise, execution, advice and service that are superior to our competitors.

At Piper Jaffray, we never take our eyes off the ultimate destination: the continued success of our clients, our shareholders and our company.

Capital Markets

Our Capital Markets business assists clients in raising and investing capital and provides financial advisory services to public and private corporations, public entities, non-profit clients and institutional investors.

CAPITAL MARKETS LOCATIONS:

23 offices in the United States and London, England



Equities and Investment Banking

INVESTMENT BANKING

Investment Banking professionals provide financial advisory and capital-raising services predominantly to middle-market clients. These typically consist of companies with an enterprise value between $100 million and $5 billion.

Investment Banking focuses its efforts primarily on four specific industries—consumer, financial institutions, health care and technology.

Accordingly, the area is organized by industry coverage groups, enabling individual investment bankers to develop specific expertise in particular industries and markets.

In addition, we have built a dedicated middle-markets mergers and acquisitions group that provides financial advisory services primarily to private equity groups and private companies.

SALES AND TRADING

This group provides sales coverage and trading execution services for institutional investors. We also provide distribution for our public equity and equity-linked underwriting transactions. We serve more than 500 institutional accounts in the United States and Europe.

The group acts as a market maker for more than 500 common stocks traded on Nasdaq. We currently act as a principal in the trading of approximately 250 listed stocks.

GROWTH INITIATIVES

- *Convertible securities.* We are working to grow our convertible securities business, which includes origination, restructuring, sales and trading capabilities. In 2003 we completed 15 transactions, raising $2.8 billion in capital.
- *Middle-market institutional sales coverage.* We are working to expand coverage through dedicated salespersons focused on mid-sized institutional accounts.

Fixed Income

PUBLIC FINANCE

Our Public Finance bankers underwrite debt issuance and provide financial advisory, risk management and other related investment services to government and non-profit entities.

Government clients include cities and counties, school and special districts, and states and state agencies. Not-for-profit clients include health care, higher education and housing organizations.

In each of the last five years we have ranked in the top five underwriters of tax-exempt issues nationally, when ranked by number of senior-managed issues. Based on revenue, government clients represent the largest overall portion of our public finance business.

DEBT CAPITAL MARKETS

Our Debt Capital Markets team advises corporate clients on financing strategies in raising debt capital, including bonds, medium-term notes, project debt and commercial paper. Primary clients include medium to large corporations with a desire to access the bond and/or commercial paper markets.



SALES AND TRADING

In Fixed Income Sales, we seek to differentiate ourselves from competitors through a specialization strategy. Each Fixed Income salesperson focuses on a specific set of products (such as corporate bonds, mortgage securities, municipal securities) or specific types of clients (such as corporations, financial institutions, public entities).

Our Fixed Income Trading professionals underwrite and trade debt or preferred securities for corporations, municipalities, governments and government agencies.

GROWTH INITIATIVES

- *Mortgage securities.* We are working to grow our mortgage securities sales force and focus on secondary trading of collateralized mortgage obligations and specified mortgage pools.
- *Derivatives.* We are working to expand our platform to act as a principal in derivatives transactions, primarily involving municipal hedging products.

CAPITAL MARKETS 2003 MILESTONES

- Raised approximately $8.3 billion for clients through 60 equity financing transactions.
- Completed 506 Public Finance fixed-income issues nationwide with a total par amount of $5.9 billion.
- Ranked #1 in tax-exempt bond underwriting in the upper Midwest four of the last five years.*
- Advised clients on 38 mergers and acquisitions (M&A) transactions with total transaction value of $5.1 billion.
- Expanded our convertible securities sales and trading capabilities and our originating and restructuring capabilities.
- Established a leading brand in the aircraft sector of the corporate bond market.

* *Source: Thomson Financial*

Private Client Services

Our Private Client Services business has more than 800 registered financial advisors in nearly 100 retail offices in 18 Midwest, Mountain and West Coast states.



We provide financial and investment advice through a disciplined advisory process to offer solutions customized to our clients' unique needs.

Our financial advisors use a suite of financial planning, portfolio performance reporting and fixed-income portfolio management software—allowing them to thoroughly evaluate their clients' resources, needs and objectives.

We offer guidance in retirement and estate planning, education funding, wealth management, investment selection, asset allocation and insurance protection.

STRATEGY

Our goal is to become the primary financial advisor for our clients. We have identified five key strategies that are critical to achieving this goal.

- *Retain, attract and develop highly skilled financial advisors.* The quality of our employees drives the success of our business. We believe our firm's 109-year history, partnership culture, competitive product capabilities and employee value proposition make Piper Jaffray a desirable place to work.
- *Further our commitment to client relationships.* Our talented people strive to build strong multifaceted wealth management relationships by gaining the clients' trust and focusing on their long-term goals.

- *Provide a broad range of investment products.* Sufficient and competitive products and an open architecture approach allow us to meet the diverse investment needs of our clients.

- *Focus on client relationship planning.* We enhance client relationships through a disciplined process of personalized annual account planning and reviews.

- *Build a distinctive brand image.* We have launched a new branding and marketing campaign highlighting our "Guides for the Journey" theme.

GROWTH INITIATIVES

- *Increase our presence within our existing geographic areas.* We believe the regions in which we already operate offer significant growth opportunities.

- *Increase assets under management.* We believe we will achieve this objective by building deeper relationships with existing clients and by focusing on attracting new affluent clients.

- *Leverage Capital Markets' proprietary products.* We will expand the training of our financial advisors about these products and provide enhanced access to both equity and debt new-issue securities.

PRIVATE CLIENT SERVICES 2003 MILESTONES

- Launched Journey Plan®, a financial planning tool designed to help clients discuss their resources, needs and objectives with their financial advisor.

- Introduced PASSPORT,℠ a fixed-income portfolio management software tool that helps clients better understand and make decisions about their investments.

- Implemented a revised financial advisor compensation plan better structured to reward our people competitively and appropriately.

- Substantially reduced the number of small and inactive accounts in our branch offices, which will enable us to focus on becoming a primary advisor to our target clients.

Investment Research

Independent, high-quality research is critical to serving the needs of our clients. It also helps differentiate us in the marketplace. Using their deep expertise in the sectors they cover, our investment research teams provide analysis and investment ideas that benefit both our institutional and individual clients. Our Investment Research function reports directly to the CEO.

EQUITY RESEARCH

This team of more than 70 professionals produces proprietary and fundamental equity research on more than 470 public companies. We focus on four specific sectors: consumer, financial institutions, health care and technology.

Our analysts have full autonomy in preparing their research. They are encouraged to explore a wide range of sources in developing their analysis framework.

FIXED INCOME RESEARCH

Our Fixed Income Research focuses on two areas—structured products research and sector research.

Our structured products research provides deep expertise in the enhanced equipment trust certificate (EETC) market, the aircraft asset-backed securities (ABS) market as well as the real estate investment trust (REIT) market.

In our sector research, we currently cover electric and gas utilities and airlines.

PRIVATE CLIENT RESEARCH

Private Client Research comprises professionals who provide market commentary, equity and fixed-income strategies and asset allocation plans.

The information we provide is supported by ideas and perspectives of our equity, fixed-income, fundamental and technical analysts as well as those of our national research correspondents.

Piper Jaffray Ventures and Private Capital

Piper Jaffray Ventures manages four venture capital funds that invest in emerging growth companies in three segments of the health care industry—medical technologies, biotechnology and health care services.

Through our Private Capital business, we manage two funds that invest in alternative asset categories for institutional and high net-worth investors. The company has an investment in one of these funds: Discovery Equity Partners (a broadly positioned buyout and growth fund).

Working together to travel farther.



The spirit of partnership.

At Piper Jaffray, we work in partnership with each other — and with our clients. That's one of our greatest competitive advantages.

We know our talent is our most valuable asset. We work hard to recruit and retain exceptional employees. And we believe employee ownership has a direct client benefit: consistency in relationships and better overall client service.


Our full potential is realized through our combined efforts. By working together, we can travel farther than ever.

Following the right path.



How do we know we're headed in the right direction?

At Piper Jaffray, our Guiding Principles embody our commitment to the highest standards of ethics, integrity and client service. They guide our actions and reflect our philosophy. They influence our decisions and shape our strategies. They are an assurance to our clients and an inspiration to our employees.

OUR GUIDING PRINCIPLES

- We create and implement superior financial solutions for our clients. Serving clients is our fundamental purpose.
- We earn our clients' trust by delivering the best guidance and service.
- Great people are our competitive advantage.
- As we serve, we are committed to these core values:
  - *Always place our clients' interests first.*
  - *Conduct ourselves with integrity and treat others with respect.*
  - *Work in partnership with our clients and each other.*
  - *Maintain a high-quality environment that attracts, retains and develops the best people.*
  - *Contribute our talents and resources to serve the communities in which we live and work.*

Sharing the rewards of a successful journey.

Corporate citizenship. It's one of our company's greatest legacies. For the past 109 years, Piper Jaffray has been integrally involved in the communities it serves—offering our time, talent and financial resources.

We believe that strong businesses have a responsibility to help build strong communities. Having become an independent, public company once again, we are strengthening our commitment to collaborative philanthropy.

We are dedicated to sharing the time and expertise of our employees—in addition to our financial support—with non-profit organizations that can make a difference.

OUR FOCUS AREAS

- *Building strong communities.* We will partner with community development and affordable housing organizations to improve the lives of people in our local communities.
- *Building vibrant culture.* We will support organizations that provide access to the arts, offer cultural enrichment and address issues related to diversity for our youth.
- *Building strong youth.* We will join forces with local schools and related organizations to tear down barriers that stand between children and education.

2003 MILESTONES

- *Minnesota Keystone Program.* Announced the renewal of our commitment to this landmark program. It was founded by 20 companies, including Piper Jaffray, more than 25 years ago to promote corporate support for communities.
- *National Teach Children to Save Day.* Supported a program that illustrated the power of saving and investing to fourth and fifth graders in 25 cities across 12 states.
- *Savvy Girls.* Taught girls and their mothers the financial skills they need to make their dreams come true.
- *Workplace Tutoring.* Provided weekly sessions for Minneapolis eighth graders to help them prepare for standardized testing.



Board of Directors







Top row

Andrew S. Duff
Chairman and
Chief Executive Officer,
Piper Jaffray Companies

Addison L. (Tad) Piper
Vice Chairman,
Piper Jaffray Companies

Michael R. Francis 2, 3
Executive Vice President
of Marketing,
Target Corporation

B. Kristine Johnson 1, 3
President,
Affinity Capital Management

1 *Audit Committee*
2 *Compensation Committee*
3 *Nominating and Governance Committee*

Bottom row

Samuel L. Kaplan 3
Partner and
Founding Member,
Kaplan, Strangis and Kaplan, P.A.

Frank L. Sims 1, 2
Corporate Vice President,
Transportation and
Product Assurance,
Cargill, Inc.

Richard A. Zona 1, 2
Chairman and
Chief Executive Officer,
Zona Financial LLC



Executive Leadership

Andrew S. Duff
Chairman and
Chief Executive Officer

Addison L. (Tad) Piper
Vice Chairman

James L. Chosy
General Counsel
and Secretary

Pamela L. Clayton
Head of Human Resources

Michael D. Duffy
Chief Information Officer

R. Todd Firebaugh
Head of Corporate Planning
and Communication

Paul D. Grangaard
Head of
Private Client Services

Barry J. Nordstrand
Head of Fixed Income

Robert W. Peterson
Head of Investment Research

Thomas P. Schnettler
Head of Equities
and Investment Banking

Sandra G. Sponem
Chief Financial Officer

Piper Jaffray Locations

Equities and Investment Banking

Chicago
London
Menlo Park
Minneapolis
New York
San Francisco

Fixed Income

Chicago
Cleveland
Denver
Des Moines
Great Falls
Hermosa Beach
Houston
Kansas City
Las Vegas
Lincoln
Milwaukee
Minneapolis
New York
Phoenix
Portland
San Francisco
Seattle
Spokane
St. Louis

Private Client Services

Arizona
Phoenix
Scottsdale
Sun City

California
Fresno
La Jolla
La Jolla Village
Marysville
Palo Alto
Sacramento
San Francisco
Sonoma
Walnut Creek

Colorado
Boulder
Denver
Durango
Evergreen
Glenwood Springs
Park Meadows
Pueblo

Idaho
Boise
Idaho Falls
Pocatello

Illinois
Chicago

Iowa
Ames
Davenport
Des Moines
Mason City
Sioux City
Storm Lake
Waterloo
West Des Moines

Kansas
Lawrence
Leawood
Topeka

Minnesota
Alexandria
Austin
Bloomington
Brainerd
Duluth
Edina
Fergus Falls
Mankato
Minneapolis
Rochester
St. Cloud
St. Paul
Stillwater
Walker
Wayzata

Missouri
Lee's Summit

Montana
Billings
Bozeman
Butte
Great Falls
Missoula

Nebraska
Lincoln
Omaha

North Dakota
Bismarck
Fargo
Grand Forks

Oregon
Eugene
Lake Oswego
Medford
Portland
Salem
The Dalles

South Dakota
Mitchell
Pierre
Rapid City
Sioux Falls

Utah
Salt Lake City

Washington
Aberdeen
Bellevue
Bellingham
Everett
Lynden
Poulsbo
Seattle
Spokane
Tacoma
Tri Cities
Walla Walla
Wenatchee

Wisconsin
Appleton
Eau Claire
Delafield
Green Bay
La Crosse
Madison
Milwaukee
Sheboygan
Wausau

Wyoming
Casper
Sheridan

Financials

Piper Jaffray Companies

MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

For the period ended December 31, 2003

SELECTED FINANCIAL DATA

The following table presents our selected consolidated financial data for the periods and dates indicated. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

YEAR ENDED DECEMBER 31 *(Dollars and Shares in Thousands, Except Per Share Data)*	**2003**	2002	2001	2000	1999
Revenues					
Commissions and fees	**$ 256,747**	$ 275,682	$ 302,289	$ 374,611	$ 337,171
Principal transactions	**215,191**	171,957	181,469	232,426	183,942
Investment banking	**229,945**	208,740	247,929	342,104	224,778
Interest	**45,276**	59,685	95,436	144,308	71,369
Other income	**59,082**	47,303	52,865	53,006	43,993
Total revenues	**806,241**	763,367	879,988	1,146,455	861,253
Interest expense	**19,511**	34,315	79,216	128,177	61,129
Net revenues	**786,730**	729,052	800,772	1,018,278	800,124
Non-interest expenses					
Compensation and benefits	**482,397**	449,329	513,623	662,592	516,431
Cash award program	**24,000**	–	–	–	–
Regulatory settlement	**–**	32,500	–	–	–
Amortization of acquisition-related compensation and goodwill	**–**	–	17,641	30,108	33,554
Merger and restructuring	**–**	7,976	65,697	8,889	8,316
Royalty fee	**3,911**	7,482	55,753	47,750	–
Other non-compensation and benefits	**234,588**	225,804	220,863	228,663	185,666
Total non-interest expenses	**744,896**	723,091	873,577	978,002	743,967
Income (loss) before income tax expense (benefit)	**41,834**	5,961	(72,805)	40,276	56,157
Income tax expense (benefit)	**15,835**	5,855	(22,754)	19,568	24,981
Net income (loss)	**$ 25,999**	$ 106	$ (50,051)	$ 20,708	$ 31,176
Earnings per common share					
Basic	**$ 1.35**	$ 0.01	$ (2.60)	$ 1.09	$ 1.63
Diluted	**$ 1.35**	$ 0.01	$ (2.60)	$ 1.09	$ 1.63
Weighted average number of common shares					
Basic	**19,237**	19,160	19,279	19,060	19,078
Diluted	**19,237**	19,160	19,279	19,060	19,078
Other data					
Total assets	**$ 2,380,647**	$2,041,945	$2,734,370	$2,735,918	$2,606,482
Long-term debt	**$ 180,000**	$ 215,000	$ 475,000	$ 475,000	$ 375,000
Shareholders' equity	**$ 669,795**	$ 609,857	$ 378,724	$ 362,331	$ 352,023
Total employees	**2,991**	3,227	3,255	3,845	3,443
Total Private Client Services offices	**96**	103	107	112	107

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes included elsewhere in this report. This information includes forward-looking statements. Forward-looking statements include all statements that are not historical facts. These statements involve risks, uncertainties and assumptions, including the risk factors described in Exhibit 99.1 to our Form 10-K, as filed with the Securities and Exchange Commission, which you should carefully review. As a result of these risks, uncertainties and assumptions, our actual results may differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we caution you not to rely on any of these forward-looking statements, which speak only as of the date made. We do not have any intention or obligation to update forward-looking statements after the date of this report.

OUR SEPARATION FROM U.S. BANCORP

On February 19, 2003, U.S. Bancorp announced its intention to organize its capital markets business unit into a new company and to effect a tax-free distribution of its shares in that company to U.S. Bancorp's shareholders. On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp for the purpose of effecting the proposed distribution.

On December 31, 2003, after receiving regulatory approval, U.S. Bancorp distributed to its shareholders all of its interest in our new company. On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to U.S. Bancorp shareholders based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of U.S. Bancorp common stock owned. In lieu of receiving fractional shares of Piper Jaffray Companies common stock, shareholders received cash from U.S. Bancorp for their fractional interest.

As part of the separation from U.S. Bancorp, we entered into a variety of agreements with U.S. Bancorp to govern each of our responsibilities related to the distribution. Included in the agreements we entered into were a separation and distribution agreement, a tax sharing agreement, an employee benefits agreement, an insurance matters agreement and a business alliance agreement. In addition to those agreements listed above, we have a $180 million unsecured subordinated debt agreement maturing in 2008 with a subsidiary of U.S. Bancorp.

Pursuant to the separation and distribution agreement, U.S. Bancorp was generally responsible for all expenses directly incurred in connection with the distribution.

In connection with the distribution, we implemented a cash award program consisting of cash payments to a broad-based group of our employees. The award program is intended to aid in retention of employees and to compensate for the value of U.S. Bancorp stock options and restricted stock lost by our employees as a result of our spin off from U.S. Bancorp. The cash award program has an aggregate value of approximately $47.0 million. We incurred a $24.0 million charge at the time of the spin off from U.S. Bancorp. The remaining $23.0 million will be paid out over the next four years, which will result in an annual charge of approximately $5.9 million over the next three years and $5.3 million in the fourth year.

As an independent company focused solely on our business, we believe that we have enhanced strategic and operational flexibility and, as a result, are better positioned to serve our clients and grow our business. The distribution has presented a focused investment opportunity in Piper Jaffray for investors whose objectives align more closely with our business than with other businesses operated by U.S. Bancorp. Finally, our incentive compensation will be more closely tied to our performance, since stock-based awards will be based on our common stock rather than U.S. Bancorp common stock, and we believe that this more direct link with our performance will enhance the value of these incentives to our employees and consequently to our shareholders.

Business Environment

IMPACT OF ECONOMIC AND MARKET CONDITIONS

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and market activity. Our profitability is sensitive to a variety of factors, including the volume and value of trading in securities, the volatility of the equity and fixed income markets, the level and shape of various yield curves and the demand for investment banking services as reflected by the number and size of public offerings and merger and acquisition transactions, particularly in our focus industries and sectors. For example, our investment banking revenue, in the form of underwriting discounts and financial advisory fees, is directly related to the volume and value of the transactions in which we are involved. Uncertain or unfavorable market or economic conditions adversely affect our business. In such environments, the volume and size of capital-raising transactions and acquisitions and divestitures of corporations typically decrease, thereby reducing the demand for our investment banking services and increasing price competition among financial services companies seeking such engagements. In addition, a downturn in the financial markets may result in a decline in the volume and value of trading transactions and, therefore, may lead to a decline in the revenue we receive from commissions on the execution of trading transactions and, in respect of our market-making activities, in a reduction in the value of our trading positions and commissions and spreads.

Additionally, overall market conditions have been and may continue to be impacted by political events, legislative and regulatory developments and investor sentiments most recently caused by uncertainties about terrorist acts, geo-political events and corporate accounting restatements. Because many of these factors are unpredictable and beyond our control, our earnings may fluctuate significantly from period to period.

RECENT TRENDS

Challenging investment and economic conditions prevailed during 2001, 2002 and the first part of 2003, which negatively impacted the financial markets. The Federal Reserve Board moved aggressively to improve economic conditions with multiple interest rate reductions throughout the past three years, decreasing the Federal Funds target rate from 6.50 percent at December 31, 2000 to 1.75 percent, 1.25 percent and 1.00 percent by December 31, 2001, 2002 and 2003, respectively. Despite these interest rate reductions, the economy continued to show signs of weakness and recession through 2002 and into early 2003, driven by softness in corporate earnings, uncertainty caused by world political events and reduced confidence in the integrity of reported financial information by several high-profile corporations. The impact of these economic conditions from 2001 through the first part of 2003 caused significant declines in equity returns for investors and a substantially lower number of investment banking transactions as well as a decline in the volume and value of trading transactions.

As 2003 began, the U.S. economy continued to struggle due in part to lower consumer confidence, higher unemployment, reduced spending in the business sector and economic uncertainty created by the pending war in Iraq. However, these conditions began to improve during the second quarter of 2003 and into the second half of 2003. The economic stimulus provided by low interest rates and tax cuts, combined with the initial military success in Iraq, has eased some of the uncertainties in the U.S. and global economies. Capital expenditures began to increase and the major indices, fueled partly by a sharp rise in corporate profits, increased significantly. In 2003, the Dow Jones Industrial Average increased 25 percent, while the Nasdaq Composite Index increased 50 percent.

While the improvement in the equity markets in the second half of 2003 has had a positive impact on the broker dealer industry, the recent performance is not necessarily indicative of continued strong performance. Concerns remain about the U.S. economy with growing budget and trade deficits and the decline in the value of the dollar relative to other major foreign currencies.

Results of Operations

BASIS OF PRESENTATION

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include the adjustments necessary to reflect our operations as if the organizational changes resulting from our spin off had been consummated prior to the distribution. The consolidated financial statements have been derived from the financial statements and accounting records of U.S. Bancorp using the historical results of operations and historical basis of the assets and liabilities of our business. However, the consolidated financial statements included herein may not necessarily be indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we operated as a stand-alone company during the periods presented.

Generally, the consolidated results include revenues generated and expenses incurred based on customer relationships and related business activities. In certain situations, affiliated entities of U.S. Bancorp may have provided services to us. These services primarily relate to providing employee-related services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management services. Costs included in the consolidated financial statements for shared services were determined based on actual costs to U.S. Bancorp and allocated to us based on our proportionate usage of those services. Proportionate usage was determined based on the number of our employees, actual hours used, square footage of office space or other similar methodologies. Our management believes the assumptions underlying the consolidated financial statements are reasonable.

In the consolidated financial statements, income taxes were determined on a separate return basis as if we had not been eligible to be included in the consolidated income tax return of U.S. Bancorp and its affiliates. However, U.S. Bancorp was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone entity.

FINANCIAL SUMMARY

The overall trends and conditions of the financial markets, particularly within the United States, can materially affect our results of operations and financial position. Given the variability of the capital markets and securities business, results of any individual period should not be considered indicative of future results. In addition, we provide services to certain focus industries and sectors, the performance of which may not correlate to the overall market. Our Capital Markets business focuses primarily on the consumer, financial institutions, health care and technology industries within the corporate sector and health care, higher education, housing, and state and local government entities within the government/non-profit sector. Such industries may experience growth or downturns independently of general economic and market conditions, or may face market conditions that are disproportionately better or worse than those impacting the economy and markets generally, which may affect our business differently than overall market trends. Moreover, our Private Client Services business primarily operates in the Midwest, Mountain and West Coast states. An economic growth spurt or downturn that disproportionately impacts one or all of these regions may disproportionately affect our business compared with companies operating in other regions or more nationally or globally. This may make our results differ from the overall trends and conditions of the financial markets.

The following tables provide a summary of market data, the results of our operations and the results of our operations as a percentage of net revenues for the periods indicated.

MARKET DATA

YEAR ENDED DECEMBER 31	2003	2002	2001	2003 v 2002	2002 v 2001
Dow Jones Industrials (a)	**10,454**	8,342	10,022	25.3%	(16.8)%
NASDAQ (a)	**2,003**	1,336	1,950	49.9	(31.5)
NYSE Average Daily Value Traded ($ BILLIONS)	**$ 38.5**	$ 40.9	$ 42.3	(5.9)	(3.3)
NASDAQ Average Daily Value Traded ($ BILLIONS)	**$ 28.0**	$ 28.8	$ 44.1	(2.8)	(34.7)
Mergers and Acquisitions (NUMBER OF TRANSACTIONS) (b)	**7,091**	6,451	6,998	9.9	(7.8)
Public Equity Offerings (NUMBER OF TRANSACTIONS) (c) (d)	**831**	608	764	36.7	(20.4)
Initial Public Offerings (NUMBER OF TRANSACTIONS) (c)	**77**	75	83	2.7	(9.6)
Managed Municipal Underwritings (NUMBER OF TRANSACTIONS) (e)	**14,695**	14,056	13,346	4.5	5.3
10-Year Treasuries Average Rate (a)	**4.02%**	4.61%	5.02%	(12.8)	(8.2)

(a) Data provided is at period end.
(b) Source: Securities Data Corporation.
(c) Source: Dealogic (offerings with market reported value greater than $10 million).
(d) Number of transactions includes convertible offerings.
(e) Source: Thomson Financial.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31 *(Dollars in Thousands)*	2003	2002	2001	2003 v 2002	2002 v 2001	AS A PERCENTAGE OF NET REVENUES 2003	2002	2001
Revenues								
Commissions and fees	**$256,747**	$275,682	$302,289	(6.9)%	(8.8)%	**32.6%**	37.8%	37.7%
Principal transactions	**215,191**	171,957	181,469	25.1	(5.2)	**27.4**	23.6	22.7
Investment banking	**229,945**	208,740	247,929	10.2	(15.8)	**29.2**	28.6	31.0
Interest	**45,276**	59,685	95,436	(24.1)	(37.5)	**5.8**	8.2	11.9
Other income	**59,082**	47,303	52,865	24.9	(10.5)	**7.5**	6.5	6.6
Total revenues	**806,241**	763,367	879,988	5.6	(13.3)	**102.5**	104.7	109.9
Interest expense	**19,511**	34,315	79,216	(43.1)	(56.7)	**2.5**	4.7	9.9
Net revenues	**786,730**	729,052	800,772	7.9	(9.0)	**100.0**	100.0	100.0
Non-interest expenses								
Compensation and benefits	**482,397**	449,329	513,623	7.4	(12.5)	**61.3**	61.6	64.1
Occupancy and equipment	**58,025**	55,549	60,121	4.5	(7.6)	**7.4**	7.6	7.5
Communications	**37,599**	36,316	41,082	3.5	(11.6)	**4.8**	5.0	5.1
Floor brokerage and clearance	**22,755**	26,040	22,092	(12.6)	17.9	**2.9**	3.6	2.8
Marketing and business development	**39,030**	44,115	49,706	(11.5)	(11.2)	**5.0**	6.0	6.2
Outside services	**34,219**	32,717	22,285	4.6	46.8	**4.3**	4.5	2.8
Cash award program	**24,000**	–	–	100.0	–	**3.1**	–	–
Regulatory settlement	–	32,500	–	(100.0)	100.0	–	4.5	–
Amortization of acquisition-related compensation and goodwill	–	–	17,641	–	(100.0)	–	–	2.2
Merger and restructuring	–	7,976	65,697	(100.0)	(87.9)	–	1.1	8.2
Royalty fee	**3,911**	7,482	55,753	(47.7)	(86.6)	**.5**	1.0	7.0
Other operating expenses	**42,960**	31,067	25,577	38.3	21.5	**5.5**	4.3	3.2
Total non-interest expenses	**744,896**	723,091	873,577	3.0	(17.2)	**94.7**	99.2	109.1
Income (loss) before taxes	**41,834**	5,961	(72,805)	601.8	108.2	**5.3**	.8	(9.1)
Income tax expense (benefit)	**15,835**	5,855	(22,754)	170.5	(125.7)	**2.0**	.8	(2.8)
Net income (loss)	**$ 25,999**	$ 106	$ (50,051)	NM	100.2%	**3.3%**	0.0%	(6.3)%

NM – Not Meaningful

Net income increased to $26.0 million in 2003 up from $0.1 million in 2002 reflecting the improved economy and market performance during the last six months of 2003. Net revenues increased to $786.7 million in 2003, up 7.9 percent over prior year net revenues of $729.1 million. The largest component of our revenue stream was commissions and fees at $256.7 million, down 6.9 percent from the prior year. Commissions and fees declined due to lower transaction volumes in equities and equity-related products such as mutual funds in the first half of 2003. In addition, commission revenues were impacted from continued attrition of financial advisors in our Private Client Services business. Profits on principal transactions grew 25.1 percent for the year, largely due to strong fixed income sales and trading. Fixed income products continued to be a key driver of our revenue throughout the year, particularly corporates and mortgages, two growth focuses of ours. Investment banking revenue increased 10.2 percent for the year, primarily due to improved equity underwriting activity. This increase was aided by the first full year results of the convertibles team that joined us at the end of 2002. Other income grew 24.9 percent, primarily due to our new agreement with U.S. Bancorp Asset Management for the provision of cash sweep products to our clients. Non-interest expenses increased to $744.9 million in 2003 from $723.1 million for the prior year. Contributing to the increase in non-interest expenses for 2003 were higher incentive compensation resulting from improved financial performance, increased litigation-related expenses and additions to employee loan loss reserves for transition to our new Private Client Services compensation plan. In addition, 2003 non-interest expenses include the $24.0 million charge related to the cash award program. Non-interest expenses in 2002 included a $32.5 million charge resulting from the settlement we entered into in connection with the regulatory investigation of equity research and its relationship to investment banking. For more details regarding the regulatory settlement, see "consolidated non-interest expenses — regulatory settlement" below.

Net revenues declined to $729.1 million in 2002, down 9.0 percent from $800.8 million in 2001, reflecting poor equity market conditions. Non-interest expenses declined to $723.1 million in 2002 from $873.6 million in the prior year, or down 17.2 percent, driven by lower variable compensation associated with declining net revenues, the effect of adopting a new accounting principle which eliminated the amortization of goodwill, lower royalty fees paid to U.S. Bancorp for the use of tradenames and lower restructuring charges relative to 2001. These declines were offset in part by the $32.5 million settlement charge in connection with an industry-wide regulatory investigation of equity research and its relationship to investment banking.

CONSOLIDATED NON-INTEREST EXPENSES

Compensation and Benefits – Compensation and benefits increased to $482.4 million in 2003 from $449.3 million for the prior year, or up 7.4 percent. A substantial portion of compensation expense represents variable incentive arrangements and commissions, the amounts of which fluctuate in proportion to the level of business activity. Other compensation costs, primarily base salaries and benefits, are more fixed in nature. The increase in compensation and benefits expense is due primarily to increases in the variable portion of our compensation as a result of increased revenue and operating profits. In addition, $9.5 million was allocated in 2003 to our employer discretionary profit sharing plan based on our 2003 profitability. In 2002 we did not make an allocation to our employer discretionary profit sharing plan.

Compensation and benefits decreased to $449.3 million in 2002 from $513.6 million in 2001 and was 61.6 percent and 64.1 percent of net revenues in each year, respectively. The decrease in compensation is primarily attributable to lower variable compensation as a result of reduced revenue. In addition, reductions in headcount and the impact of restructuring certain administrative and support functions in 2001 to improve our operating efficiencies resulted in a decrease in compensation expense of approximately $18.7 million in 2002. The other significant contributor to the decline included our decision to no longer participate in the U.S. Bancorp pension plan effective January 1, 2002. An employer discretionary profit sharing plan replaced the U.S. Bancorp pension plan to more closely align retirement benefits for our employees with performance of the business. In 2002, no contribution was made to the profit sharing plan, based on our operating results. In 2001, the expense related to the U.S. Bancorp pension plan was $21.0 million.

Occupancy and Equipment – Occupancy and equipment expenses were $58.0 million in 2003 compared with $55.5 million for the prior year. This increase was due primarily to a $4.1 million write-off of internally developed software in conjunction with the implementation of a new fixed income trading system, offset partially by reduced depreciation on furniture and equipment.

Occupancy and equipment expenses were $55.5 million in 2002 compared with $60.1 million in 2001. The 7.6 percent decline in 2002 resulted from savings from restructuring our distribution network and closing and consolidating sales offices in 2001.

Communications – Communication expenses include costs for telecommunication and data communication, primarily from third-party market information providers. Communication expenses were $37.6 million in 2003 compared with $36.3 million for the prior year. This increase was due primarily to higher market data services expenses as a result of increased business activity.

Communication expenses were $36.3 million in 2002 compared with $41.1 million in 2001. Restructuring activities in 2001 as well as cost containment efforts drove the 11.6 percent decline in 2002.

Floor Brokerage and Clearance – Floor brokerage and clearance expenses were $22.8 million in 2003 compared with $26.0 million for the prior year. This decrease is due to our efforts to reduce fees for accessing electronic communication networks. As a result of our efforts, floor brokerage and clearance expense as a percentage of net revenues was reduced to 2.9 percent in 2003 from 3.6 percent in the prior year.

Floor brokerage and clearance expenses increased to $26.0 million in 2002 compared with $22.1 million in 2001. As a percentage of net revenues, floor brokerage and clearance expenses were 3.6 percent and 2.8 percent in 2002 and 2001, respectively. The increase in these costs primarily reflects increased usage of electronic communication networks to obtain trade execution.

Marketing and Business Development – Marketing and business development expenses include travel and entertainment, postage, supplies and promotional and advertising costs. Marketing and business development expenses were $39.0 million for 2003 compared with $44.1 million for the prior year, a decline of 11.5 percent. The decrease in these costs is primarily attributable to our continued efforts to reduce discretionary spending on travel and advertising. Despite increased net revenues, travel, advertising and supplies expenses decreased by $0.2 million, $1.3 million, and $2.4 million, respectively.

Marketing and business development expenses were $44.1 million in 2002 compared with $49.7 million in 2001, a decline of 11.2 percent. The decrease in these costs is primarily attributable to our efforts to reduce discretionary spending on travel and advertising as business activity declined. As a result, travel expenses declined by $3.1 million and advertising expenses declined by $0.6 million.

Outside Services – Outside services expenses include securities processing expenses, outsourced technology functions and other professional fees. Outside services expenses increased to $34.2 million in 2003 compared with $32.7 million for the prior year, or up 4.6 percent. This increase primarily reflects the costs for outsourcing our mainframe and network processing to a third-party vendor and increased outside legal fees. These increases were partially offset by lower computer consulting expenses incurred during 2003 due to the completion in early 2002 of our project to outsource certain securities processing activities.

Outside services expenses increased to $32.7 million in 2002 compared with $22.3 million in 2001. The 46.8 percent increase in outside services in 2002 is primarily due to investments in and changes to technology we made during 2001 to support future growth in the business, which included outsourcing certain securities back office processing activities. The outsourced securities processing charges include a fixed component plus a variable component based on trade volumes. As a percentage of net revenues, the cost of outside services increased from 2.8 percent in 2001 to 4.5 percent in 2002 due, in part, to the fixed nature of a portion of these costs.

Cash Award Program – A broad group of employees have been granted cash awards pursuant to a program that we established in connection with our spin off from U.S. Bancorp. The award program is intended to aid in retention of employees and to compensate employees for the value of U.S. Bancorp stock options and restricted stock lost as a result of our spin off from U.S. Bancorp. The cash award program has an aggregate value of approximately $47.0 million. We incurred a $24.0 million charge in connection with this program at the time of the spin off from U.S. Bancorp, which is included in our 2003 results of operations. The remaining $23.0 million will be paid out over the next four years, which will result in an annual charge of approximately $5.9 million over the next three years and $5.3 million in the fourth year.

Regulatory Settlement – In connection with an industry-wide investigation of equity research and its relationship to investment banking, we recognized a $32.5 million settlement charge in 2002. The charge was predicated on a settlement with certain federal, state and industry regulatory agencies of $12.5 million for fines and penalties, $12.5 million for a distribution fund primarily representing the disgorgement of profits and $7.5 million for funding independent research to be provided to investors. The terms of this settlement were finalized effective April 28, 2003.

In connection with the research settlement, we have made a number of changes to our business designed to redefine the role of equity research and its relationship to investment banking and to separate our research group from our investment banking group. We have combined our equity, fixed income and private client research groups into a single Investment Research group and have hired additional staff who will be dedicated to oversight of this group. The determination of the budget for our Investment Research group, as well as compensation of our research analysts, will be made without regard to specific Investment Banking revenues or results and without input from Investment Banking. Moreover, with respect to research analyst compensation, we have developed and implemented a performance matrix to evaluate and compensate research analysts. We have formed a research oversight committee, which will provide oversight and ratification for all fundamental research coverage initiations and discontinuances, as well as fundamental research opinion changes. We have significantly revised our policies and procedures to require a compliance group chaperone for otherwise permissible meetings or communications between Investment Banking and Investment Research. We also have significantly revised our policies and procedures to ensure generally the independence of our research analysts. Finally, we have implemented appropriate firewalls to block communications (e.g., e-mail) and shared network directory access between Investment Research and Investment Banking.

The ongoing costs associated with the other changes we are making to our business in connection with the regulatory settlement will be reflected in our results of operations in future periods and are not currently determinable.

Amortization of Acquisition-related Compensation and Goodwill – Amortization of acquisition-related compensation and goodwill expenses in 2001 consisted of deferred compensation for certain employees and goodwill directly related to the 1998 acquisition of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), entitled *"Goodwill and Other Intangible Assets."* SFAS 142 addresses the accounting for goodwill and intangibles subsequent to their acquisition. The most significant changes made by SFAS 142 are that goodwill and indefinite-lived assets are no longer amortized and are tested for impairment at least annually. As of January 1, 2002, we discontinued the amortization of goodwill. Prior to the adoption of SFAS 142, goodwill amortization was $14.4 million in 2001. The remaining $3.2 million of expense included in amortization in 2001 relates to deferred compensation costs established at the time of the acquisition in 1998 of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp. These deferred compensation costs were fully vested and amortized by May of 2001.

Merger and Restructuring – Merger and restructuring related charges were $8.0 million in 2002 compared with $65.7 million in 2001. In 2002, restructuring charges were taken in response to continued weakness in the equity market and included $5.3 million for severance, other benefits and outplacement costs associated with the termination of employees and $0.5 million for asset write-downs and lease terminations for branch closings. In addition, we incurred $2.2 million of charges related to integrating the fixed income division of U.S. Bancorp Investments, Inc. into our business in connection with the integration plan associated with the 2001 merger of U.S. Bancorp and Firstar Corporation.

In 2001, merger and restructuring-related charges included costs associated with the restructuring of our business of $50.8 million and costs associated with the U.S. Bancorp and Firstar Corporation merger of $14.9 million. In response to significant changes in the securities markets, including increased volatility, declines in equity valuations, lower sales volumes and an increasingly competitive environment, we implemented a restructuring plan to realign our distribution network and improve business processes. The business restructuring charges included $29.3 million in severance, other benefits and outplacement costs associated with the termination of approximately 300 employees. Approximately $12.4 million of charges were taken for asset write-downs and lease terminations related to redundant office space and branches that were vacated as part of the restructuring plan. The remaining $9.1 million of business restructuring charges in 2001 was primarily from the write-down of intangibles related to the 1999 acquisition of the investment banking division of The John Nuveen Company that were impaired as a direct result of decisions to terminate certain employees and close offices in connection with the overall restructuring plan. Costs associated with the U.S. Bancorp and Firstar Corporation merger included approximately $14.0 million in accelerated vesting of restricted stock that occurred at the time of that merger.

Royalty Fee – In connection with the 1998 acquisition of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp, tradenames and trademarks were established for use by us. The amount of the royalty fees was established as a percentage of net revenues and determined based on analysis of comparable royalty fee arrangements of other companies. In 2000, we began making royalty payments to U.S. Bancorp. The royalty rate was adjusted periodically to reflect changes in the expected benefits from the use of the tradenames and trademarks. The U.S. Bancorp Piper Jaffray tradename and trademark will no longer be used and, accordingly, these charges were discontinued at the time of the spin off from U.S. Bancorp.

Other Operating Expenses – Other operating expenses include reserves for employee loan losses, litigation-related costs, license and registration fees, service charges from U.S. Bancorp and its affiliates for corporate support, and other miscellaneous expenses. Other operating expenses increased to $43.0 million in 2003, compared with $31.1 million for the prior year. This increase relates primarily to a $7.4 million increase in our loan loss allowance related to loans made to certain revenue-producing employees. These loans are typically made in connection with recruitment and are forgivable based on continued employment. We amortize the loans using the straight-line method over the terms of the loans, which generally range from three to five years. Loan recipients who leave us prior to full forgiveness of their loan balance are obligated to repay remaining balances. However, historical collection efforts have been difficult. Given these facts, an employee loan loss reserve is established when employees with remaining balances terminate and it is probable that the loans are not collectible. During the first and second quarters of 2003, we communicated to employees certain changes to our production-based compensation plans that were effective in the third quarter of 2003. These compensation changes reflect a shift from a product-based payout to a production-based payout. This change more closely aligns our new compensation plan to the compensation plans of our competitors. Subsequent to these communications, we have experienced attrition with respect to impacted revenue-producing employees. We expect this trend to continue and, based on historical collection efforts, to result in employee loan losses. Accordingly, we increased our allowance for our exposure to employee loan losses. Also contributing to the increase in other operating expenses is an increase in litigation-related expenses incurred in 2003 as compared with 2002. Litigation-related expenses were $16.1 million for 2003 as compared with $10.9 million in 2002.

Other operating expenses were $31.1 million in 2002 compared with $25.6 million in 2001. The increase of $5.5 million, or 21.5 percent, in 2002 compared with 2001 relates primarily to allocated costs from U.S. Bancorp for technology-related support and from litigation-related expenses.

Income Taxes – The provision for income taxes was $15.8 million, an effective tax rate of 37.9 percent, for the year ended December 31, 2003 compared with $5.9 million, an effective tax rate of 98.2 percent, and an income tax benefit of $22.8 million, an effective tax rate of 31.3 percent, for the years ended December 31, 2002 and 2001, respectively. The non-deductibility of the regulatory fine in 2002 associated with the equity research practices described above was the primary factor in the increase in the effective tax rate in 2002, offset somewhat by the impact of new accounting principles for the amortization of goodwill. For further information on income taxes, see Note 21 to the consolidated financial statements.

SEGMENT PERFORMANCE

We measure financial performance by business segment, including Capital Markets, Private Client Services, and Corporate Support and Other. The business segments are determined based upon factors such as the type of customers, the nature of products and services provided and the distribution channels used to provide those products and services. Segment pre-tax operating income or loss and segment operating margin is used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance in relation to our competitors. Segment pre-tax operating income or loss is derived from our business unit profitability reporting systems by specifically attributing customer relationships and their related revenues and expenses. Expenses directly managed by the business unit are accounted for within each segment's pre-tax operating income or loss. Investment research, operations, technology and compliance related costs are allocated based on each segment's use of these functions to support its business. General and administrative expenses incurred by centrally managed corporate support functions are included within Corporate Support and Other. To enhance the comparability of business segment results, goodwill amortization for periods prior to the adoption of SFAS 142 is not included in segment pre-tax operating income or loss. Also, merger and restructuring-related charges, royalty fees assessed by U.S. Bancorp, retention cash awards granted to employees in connection with our separation from U.S. Bancorp, and certain infrequent regulatory settlement costs are not included in segment pre-tax operating income or loss. Designations, assignments and allocations may change from time to time as financial reporting systems are enhanced and methods of evaluating performance change or business segments are realigned to better serve our customer base. The presentation reflects our current management structure and, accordingly, all periods are presented on a comparable basis.

Our primary revenue-producing segments, Capital Markets and Private Client Services, have different compensation plans and non-compensation cost structures that impact the operating margins of the two segments differently during periods of increasing or decreasing business activity and revenue. Compensation expense for Capital Markets is driven primarily by pre-tax operating profit of the segment, whereas compensation expense for Private Client Services is driven primarily by net revenues. In addition, Capital Markets has a higher proportion of variable non-compensation expenses than does Private Client Services. These differences in compensation plans and cost structures result in a more stable operating margin for Capital Markets and greater variability in operating margin for Private Client Services.

The following table provides our segment performance for the periods presented:

SEGMENT PERFORMANCE

YEAR ENDED DECEMBER 31
(Dollars in Thousands)

	2003	2002	2001	2003 v 2002	2002 v 2001
Net revenues					
Capital Markets	**$ 430,355**	$376,074	$422,235	14.4%	(10.9)%
Private Client Services	**352,113**	357,155	392,447	(1.4)	(9.0)
Corporate Support and Other	**4,262**	(4,177)	(13,910)	202.0	70.0
Total	**$ 786,730**	$729,052	$800,772	7.9	(9.0)
Pre-tax operating income (loss) before unallocated charges *(a)*					
Capital Markets	**$ 77,946**	$ 65,655	$ 76,534	18.7%	(14.2)%
Private Client Services	**28,482**	29,902	39,013	(4.7)	(23.4)
Corporate Support and Other	**(36,683)**	(41,638)	(49,261)	11.9	15.5
Total	**$ 69,745**	$ 53,919	$ 66,286	29.4	(18.7)
Pre-tax operating margin before unallocated charges					
Capital Markets	**18.1%**	17.5%	18.1%		
Private Client Services	**8.1%**	8.4%	9.9%		
Total	**8.9%**	7.4%	8.3%		

(a) See Reconciliation to pre-tax operating income (loss) including unallocated charges for detail on expenses excluded from segment performance.

	2003	2002	2001
Reconciliation to pre-tax operating income (loss) including unallocated charges			
Pre-tax operating income (loss) before unallocated charges	**$ 69,745**	$ 53,919	$ 66,286
Cash award plan	**24,000**	–	–
Regulatory settlement	–	32,500	–
Amortization of acquisition-related compensation and goodwill	–	–	17,641
Merger and restructuring	–	7,976	65,697
Royalty fee	**3,911**	7,482	55,753
Consolidated income (loss) before income tax expense (benefit)	**$ 41,834**	$ 5,961	$ (72,805)

CAPITAL MARKETS

YEAR ENDED DECEMBER 31 *(Dollars in Thousands)*	**2003**	2002	2001	2003 v 2002	2002 v 2001
Net revenues					
Commissions and principal transactions	**$ 208,741**	$170,362	$177,689	22.5%	(4.1)%
Investment banking	**198,221**	181,529	220,390	9.2	(17.6)
Net interest	**19,668**	20,827	23,392	(5.6)	(11.0)
Other income	**3,725**	3,356	764	11.0	339.3
Total net revenues	**$ 430,355**	$376,074	$422,235	14.4	(10.9)
Pre-tax operating income before unallocated charges	**$ 77,946**	$ 65,655	$ 76,534	18.7%	(14.2)%
Pre-tax operating margin	**18.1%**	17.5%	18.1%		

Capital Markets net revenues increased 14.4 percent to $430.4 million in 2003 from $376.1 million for the prior year. Commissions and trading revenue increased 22.5 percent to $208.7 million in 2003 compared with $170.4 million for the prior year, primarily due to higher institutional trading volumes, particularly in fixed income products. In addition, equity institutional revenue grew despite lower trading volumes as we reduced trading losses incurred from facilitating customer transactions. Investment banking revenue increased to $198.2 million for 2003 compared with $181.5 million for the prior year, due primarily to increased equity underwriting activity, aided by the first full year results of the convertibles team that joined our firm at the end of 2002.

Segment pre-tax operating margin for Capital Markets increased to 18.1 percent for 2003 compared with 17.5 percent for the prior year. The increase in pre-tax operating margin is due primarily to the increase in net revenues and the leveraging of fixed expenses such as marketing and business development, occupancy and salary costs.

Capital Markets net revenues decreased to $376.1 million in 2002 from $422.2 million in 2001 primarily due to weak equity market conditions. Commissions and trading revenue decreased to $170.4 million in 2002 from $177.7 million in 2001 due primarily to higher trading losses incurred from facilitating customer transactions in our equity institutional business, offset partially by higher equity institutional trading volumes. Investment banking revenue decreased to $181.5 million in 2002 from $220.4 million in 2001 due primarily to reduced equity underwritings and merger and acquisition advisory fees, offset partially by increased municipal bond underwriting revenue as issuers took advantage of the declining interest rate environment. Net interest revenue declined due to changes in interest rates and inventory levels.

Segment pre-tax operating margin for Capital Markets decreased to 17.5 percent in 2002 from 18.1 percent in 2001. This decline is primarily attributable to increases in outside services related to the outsourcing of securities processing activities and higher litigation-related expenses. Also contributing to the decline was increased floor brokerage and clearance expense due to increased use of electronic communication networks to obtain trade execution. Partially offsetting these additional expenses was the reduction in certain costs resulting from the restructuring activities taken in 2001 and our decision to no longer participate in the U.S. Bancorp Cash Balance Pension Plan during 2002. An employer discretionary profit sharing plan replaced participation in the U.S. Bancorp plan to more closely align retirement benefits for our employees with performance of the business. In 2002, no contribution was made to the profit sharing plan, based on our operating results.

PRIVATE CLIENT SERVICES

YEAR ENDED DECEMBER 31 *(Dollars in Thousands)*	2003	2002	2001	2003 v 2002	2002 v 2001
Net revenues					
Commissions and fees	**$340,001**	$344,643	$378,925	(1.3)%	(9.0)%
Net interest	**12,112**	12,512	13,522	(3.2)	(7.5)
Total net revenues	**$352,113**	$357,155	$392,447	(1.4)	(9.0)
Pre-tax operating income before unallocated charges	**$ 28,482**	$ 29,902	$ 39,013	(4.7)%	(23.4)%
Pre-tax operating margin	**8.1%**	8.4%	9.9%		
Number of financial advisors (period end)	**830**	975	1,061	(14.9)%	(8.1)%

Private Client Services net revenues decreased to $352.1 million in 2003 compared with $357.2 million for the prior year, due primarily to reduced mutual fund commissions of $8.8 million, lower account fees of $3.9 million and reduced investment management account fees of $3.8 million. These reductions were offset partially by increased revenue of $8.5 million related to our new agreement with U.S. Bancorp Asset Management for the provision of cash sweep products to our clients. We implemented a new compensation plan in mid-2003, which contributed significantly to attrition among lower-end producers. Changes to the new compensation plan reflected a shift from a product-based payout to a production-based payout, and more closely aligns our compensation plan to those of our competitors at all levels of production.

Segment pre-tax operating margin for Private Client Services decreased to 8.1 percent in 2003 compared with 8.4 percent for 2002. This decline is primarily attributable to increased employee loan losses related to forgivable loans made to our financial advisors. Also contributing to this decline in operating margin were increased litigation-related expenses in 2003 as compared with 2002 reflecting an increase in the number of complaints, legal actions, investigations and regulatory proceedings. Mostly offsetting these additional expenses were reductions in fixed and variable compensation expense for 2003 due to our previous restructuring efforts.

Net revenues for Private Client Services decreased to $357.2 million in 2002 from $392.4 million in 2001, primarily due to reduced equity commissions of $22.0 million, reduced mutual fund commissions of $3.7 million and reduced annuity commissions of $5.7 million, offset partially by increased fixed income commissions of $3.4 million due to higher trading volumes. Net interest revenue decreased as customer margin balances declined, offset in part by competitive pricing changes. Contributing to the lower revenues were planned reductions in underperforming financial advisors in connection with our restructuring activities, as well as unplanned attrition of financial advisors. The number of financial advisors decreased 8.1 percent between December 31, 2001 and December 31, 2002.

Segment pre-tax operating margin for Private Client Services decreased to 8.4 percent in 2002 from 9.9 percent in 2001. This decline is primarily attributable to Private Client Services' fixed costs, such as occupancy and communication, which negatively impacted pre-tax operating margin as net revenues declined due to market conditions. The impact of these fixed costs on pre-tax operating margin in 2002 was mitigated somewhat by our restructuring activities taken in 2001 and cost control initiatives undertaken related to discretionary expenses. Also contributing to the decline in pre-tax operating margin was the increase in outside services related to outsourcing certain securities processing activities and litigation-related expenses. Although a significant portion of compensation is variable, certain components are relatively fixed, such as salaries and benefits, which have a negative impact on our pre-tax operating margin during periods of declining revenue. Partially offsetting these fixed components of compensation was the reduction of other costs resulting from the restructuring activities taken in 2001 and our decision to no longer participate in the U.S. Bancorp pension plan effective January 1, 2002. An employer discretionary profit sharing plan replaced participation in the U.S. Bancorp plan to more closely align retirement benefits for our employees with performance of the business. In 2002, no contribution was made to the profit sharing plan, based on our operating results.

Corporate Support and Other – Corporate Support and Other includes certain revenues not attributable to the Capital Markets or Private Client Services business segments. These revenues are primarily attributable to our venture capital subsidiary and our investments in limited partnerships that invest in venture capital funds. The Corporate Support and Other segment also includes interest expense on subordinated debt, which is recorded in net revenues. Net revenues increased to $4.3 million in 2003 compared with a loss of $4.2 million for the prior year. This change was due primarily to a reduction in interest expense on our subordinated debt and increased management fees from our venture capital subsidiary.

Net revenues improved to a loss of $4.2 million in 2002 from a loss of $13.9 million in 2001. This change was due primarily to a reduction in interest expense on subordinated debt due to U.S. Bancorp recapitalizing Piper Jaffray in July of 2002, by contributing capital and reducing subordinated debt borrowings.

Outlook

We believe that the following are some of the key items that will impact our future operations:

- We will no longer incur expenses related to royalty fees paid to U.S. Bancorp for the use of trade names. In 2003 these fees were approximately $3.9 million.
- Based on current market conditions, increased claims activity for insurance carriers and our decreased purchasing power resulting from our spin off from U.S. Bancorp, we expect insurance premiums are likely to continue to increase.
- In connection with the market downturn that began in 2000, the number of complaints, legal actions, investigations and regulatory proceedings has increased in recent years. We expect that this trend may continue, and we may continue to see increased litigation-related expenses.
- Based on current estimates, we expect to incur approximately $5.2 million of expense on an annual basis as a result of being a public company, including audit and tax services, investor relations, compliance with SEC and NYSE rules, board of directors costs and directors and officers insurance costs.
- We expect to incur an annual pre-tax charge of approximately $5.9 million through 2006 and approximately $5.3 million in 2007 related to the employee cash award program established in connection with our spin off from U.S. Bancorp. We expect to fund these cash awards using cash flow from operations.
- We joined the Minnesota Keystone Program, a voluntary program, co-founded by Piper Jaffray 25 years ago, for corporations that commit a portion of their pre-tax earnings to non-profit organizations. We plan on participating at the 5 percent giving level, meaning that we will contribute up to 5 percent of our pre-tax earnings. Contributions may consist of a combination of cash, in-kind services and employee volunteer hours.
- We do not intend to pay cash dividends on our common stock for the foreseeable future. We expect to retain all available funds and any future earnings for use in the operation and expansion of our business.
- On February 12, 2004 the Company granted approximately 500,000 shares of Piper Jaffray Companies restricted stock and approximately 290,000 options on Piper Jaffray Companies common stock to employees, executive officers and directors. These awards will vest 100 percent on February 12, 2007.

Recent Accounting Developments

Recent accounting pronouncements are set forth in Note 3 to the consolidated financial statements and are incorporated herein by reference.

Critical Accounting Policies

Our accounting and reporting policies comply with accounting principles generally accepted in the United States of America and conform to practices within the securities industry. The preparation of financial statements requires management to make estimates and assumptions that could materially affect reported amounts in the consolidated financial statements. Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results of operations, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical, including, among others, whether the estimates are significant to the consolidated financial statements taken as a whole, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or independent pricing sources, the sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be used under accounting principles generally accepted in the United States of America.

Significant accounting policies are discussed in Note 2 to the consolidated financial statements. We believe that of our significant policies, the following are our critical accounting policies.

VALUATION OF FINANCIAL INSTRUMENTS

Substantially all of our financial instruments are recorded at fair value or contract amounts which approximate fair value. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statements of financial condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt. Unrealized gains and losses related to these financial instruments are reflected in the consolidated statements of operations. Where available, we use prices from independent sources such as listed market prices or dealer price quotations.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires management to estimate the value of the securities using the best information available. Among the factors considered by management in determining the fair value of financial instruments are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. For instance, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. The actual value realized upon disposition could be different from the currently estimated fair value.

GOODWILL

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by Statement of Financial Accounting Standards No. 141, entitled *"Business Combinations."* At December 31, 2003, we had goodwill of $305.6 million as a result of the 1998 acquisition of Piper Jaffray Companies Inc. and its subsidiaries by U.S. Bancorp. We had no recorded indefinite-lived assets or other intangibles as of that date.

The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets or businesses will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, changes in revenue growth trends, cost structures and technology, changes in discount rates and market conditions. In determining the reasonableness of cash flow estimates, management reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions used in its estimates.

In assessing the fair value of our operating segments, the volatile nature of the securities markets and our industry requires our management to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to estimating the fair value of an operating segment based on discounted cash flows, management considers other information to validate the reasonableness of its valuations including public market comparables, multiples of recent mergers and acquisitions of similar businesses and third-party assessments. Valuation multiples may be based on revenues, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage, and other factors. We determine the carrying amount of an operating segment based on the capital required to support the segment's activities including its tangible and intangible assets. The determination of a segment's capital allocation requires management judgment and considers many factors, including the regulatory capital requirements and tangible capital ratios of comparable public companies in relevant industry sectors. In certain circumstances, management may engage a third party to validate independently its assessment of the fair value of its operating segments. If during any future period it is determined that an impairment exists, the results of operations in that period could be materially affected.

STOCK-BASED COMPENSATION

As part of our compensation of employees, we may use stock-based compensation, including stock options, restricted stock and other stock-based awards. These awards may be for key employees or in connection with sales and production-based incentives. Compensation related to restricted stock is amortized over the vesting period of the award, which is generally three to five years, and is included in our results of operations as compensation. Accounting principles generally accepted in the United States allow alternative methods of accounting for stock options, including an "intrinsic value" method and a "fair value" method. The intrinsic value method is intended to reflect the impact of stock options on stockholders based on the appreciation in the stock option over time, generally driven by financial performance. The fair value method requires an estimate of the value of stock options to be recognized as compensation over the vesting period of the awards. Historically, we have used the intrinsic value method and did not recognize the impact of these awards as compensation expense. Accordingly, we provided disclosure of the impact of the estimated fair value of stock options on our compensation and reported income in the notes to the consolidated financial statements. In determining the estimated fair value of stock options, we used the Black-Scholes option-pricing model, which requires judgment regarding certain assumptions, including the expected life of the options granted, dividend yields and stock volatility. Certain of these assumptions were based on the stock performance of U.S. Bancorp and may not reflect assumptions that would be used by us as a stand-alone entity. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Therefore, the existing option-pricing models, including Black-Scholes, do not necessarily provide a reliable measure of the fair value of employee stock options.

Effective January 1, 2004, we elected to account on a prospective basis for stock-based employee compensation under the fair value method, as prescribed by Statement of Financial Accounting Standards No. 123, *"Accounting and Disclosure of Stock-Based Compensation"* as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

CONTINGENCIES

We are involved in various pending and potential complaints, arbitrations, legal actions, investigations and proceedings related to our business. Some of these matters involve claims for substantial amounts, including claims for punitive and other special damages. The number of these complaints, legal actions, investigations and regulatory proceedings has been increasing in recent years. We have, after consultation with outside counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Statement of Financial Accounting Standards No. 5, *"Accounting for Contingencies,"* to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires significant judgment on the part of management. In making these determinations, management considers many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential complaints, legal actions, arbitrations, investigations and proceedings, and fines and penalties or orders from regulatory agencies.

Under the terms of our separation and distribution agreement with U.S. Bancorp and ancillary agreements, we will generally be responsible for all liabilities relating to our business, including those liabilities relating to our business while it was operated as a segment of U.S. Bancorp under the supervision of its management and board of directors and while our employees were employees of U.S. Bancorp servicing our business. Similarly, U.S. Bancorp will generally be responsible for all liabilities relating to the businesses U.S. Bancorp retained. However, in addition to our established reserves, U.S. Bancorp has agreed to indemnify us in an amount of up to $17.5 million for losses that result from third-party claims relating to research analyst independence, regulatory investigations regarding the allocation of IPO shares to directors and officers of investment banking clients, and regulatory investigations into our mutual fund practices. U.S. Bancorp has the right to terminate this indemnification obligation in the event of a change in control of our company.

Subject to the foregoing, we believe, based on current knowledge, after consultation with counsel and after taking into account our established reserves and the U.S. Bancorp indemnity agreement, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on our financial condition. However, if, during any period, a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially affected.

Liquidity and Capital Resources

We have a liquid balance sheet. Most of our assets consist of cash and assets readily convertible into cash. Securities inventories are stated at fair value and are generally readily marketable. Customers' margin loans are collateralized by securities and have floating interest rates. Other receivables and payables with customers and other brokers and dealers usually settle within a few days. Our assets are financed by our equity capital, bank lines of credit, subordinated debt, proceeds from securities lending and securities sold under agreements to repurchase, in addition to non-interest bearing liabilities, such as checks and drafts payable, payables to customers and employee compensation payable. The fluctuations in cash flows from financing activities are directly related to daily operating activities from our various businesses.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 2003

Cash and cash equivalents increased $51.8 million in 2003 to $84.4 million at December 31, 2003. Operating activities provided cash of $159.0 million. Cash of $15.1 million was used for investing activities. Cash of $92.1 million was used for financing activities, including the net reduction of short-term borrowings of $91.0 million and subordinated debt of $35.0 million, net of $33.9 million in capital contributions from U.S. Bancorp.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 2002

Cash and cash equivalents increased $4.9 million in 2002 to $32.6 million at December 31, 2002. Operating activities provided cash of $297.3 million. Cash of $5.8 million was used for investing activities. Cash of $286.6 million was used for financing activities, including the reduction of short-term borrowings of $257.6 million and subordinated debt of $260.0 million, net of $231.0 million in capital contributions from U.S. Bancorp.

CASH FLOWS FOR THE YEAR ENDED DECEMBER 2001

Cash and cash equivalents decreased $50.0 million to $27.7 million at December 31, 2001. Operating activities provided cash of $11.6 million. Cash of $41.0 million was used for investing activities. Cash of $20.6 million was used for financing activities, including the reduction of short-term borrowings of $87.1 million and a capital distribution of $8.5 million to U.S. Bancorp, offset partially by a $75.0 million capital contribution from U.S. Bancorp to ensure adequate levels of capital through significant system conversions.

FUNDING SOURCES

As of December 31, 2003, we had uncommitted credit agreements with banks totaling $550 million, comprising $450 million in discretionary secured lines and $100 million in discretionary unsecured lines. In addition, we have established an arrangement to obtain financing using our securities held by our clearing bank at the end of each day as collateral. In addition, we will use repurchase agreements and securities lending as additional sources of funding.

In addition to the $550 million of financing commitments described above, our broker dealer subsidiary is party to a $180 million subordinated debt facility with an affiliate of U.S. Bancorp, which has been approved by the NYSE for regulatory net capital purposes as allowable in our broker dealer subsidiary's net capital computation. The interest on the subordinated debt facility is based on the three-month London Interbank Offer Rate and the entire amount outstanding matures in 2008.

CASH REQUIREMENTS

The following table provides a summary of our contractual obligations as of December 31, 2003:

(Dollars in Millions)	2004	2005 Through 2006	2007 Through 2008	2009 and Thereafter	Total
Long-term borrowings	$ –	$ –	$180.0	$ –	$180.0
Operating leases	28.3	43.8	36.2	84.2	192.5
Venture fund commitments [(a)]	–	–	–	–	1.7
Technology contracts	9.9	15.7	12.5	–	38.1
Cash award program	24.0	11.8	11.2	–	47.0
Total	$62.2	$71.3	$239.9	$84.2	$459.3

(a) The venture fund commitments have no specified call dates. The timing of capital calls is based on market conditions and investment opportunities.

As of December 31, 2003, our long-term borrowings were $180.0 million, all due in 2008. Our minimum lease commitments for noncancelable office space and equipment leases were $192.5 million. Certain leases have renewal options and clauses for escalation and operating cost adjustments. We have commitments to invest an additional $1.7 million in venture capital funds and commitments for technology contracts of $38.1 million.

CAPITAL REQUIREMENTS

As a registered broker dealer and member firm of the NYSE, our broker dealer subsidiary is subject to the uniform net capital rule of the SEC and the net capital rule of the NYSE. We have elected to use the alternative method permitted by the uniform net capital rule, which requires that we maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as this is defined in the rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the uniform net capital rule and the net capital rule of the NYSE. We expect these provisions will not impact our ability to meet current and future obligations. In addition, we are subject to certain notification requirements related to withdrawals of excess net capital from our broker dealer subsidiary. Our broker dealer subsidiary is also registered with the Commodity Futures Trading Commission and therefore is subject to CFTC regulations. Piper Jaffray Ltd., our registered United Kingdom broker dealer subsidiary, is subject to the capital requirements of the U.K. Financial Services Authority.

Off-balance Sheet Arrangements

Our off-balance sheet arrangements are described in Note 19 to the consolidated financial statements and are incorporated herein by reference.

Enterprise Risk Management

Risk is an inherent part of our business. Market risk, credit risk, operational risk and legal, regulatory and compliance risk are the principal risks in our business activities, and we seek to identify, assess and monitor each risk in accordance with defined policies and procedures. The extent to which we properly and effectively manage each of the various types of risk involved in our activities is critical to our financial condition and profitability.

With respect to market risk and credit risk, the cornerstone of our risk management process is daily communication between traders, trading department management and senior management concerning our inventory positions and overall market risk profile. Our enterprise risk management department supplements this communication process by providing its independent perspective on our market and credit risk profile on a daily basis through a series of reports. The broader goals of our enterprise risk management department are to understand the market risk profile of each trading area, to consolidate risk monitoring company-wide, to articulate large trading or position risks to senior management, to provide traders with perspectives on their positions and to ensure accurate mark-to-market pricing.

In addition to supporting daily risk management processes on the trading desks, our enterprise risk management department supports the market risk and institutional credit risk committees. The committees oversee risk management practices, including defining acceptable risk tolerances and approving risk management policies.

The following discussion of our risk management procedures for our principal risks and the estimated amounts of our market risk exposure generated by our statistical analyses contains forward-looking statements. The analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which we operate and certain other factors as described herein.

MARKET RISK

Market risk represents the risk of financial loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market risk can be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. Our exposure to market risk is directly related to our role as a financial intermediary in customer trading and to our market-making activities. Market risk is inherent to both cash and derivative financial instruments. The scope of our market risk management policies and procedures includes all market-sensitive financial instruments.

We use a variety of risk management techniques and hedging strategies, including establishing position limits by product type and industry sector, closely monitoring inventory turnover, maintaining long and short positions in related securities, and using interest rate swaps, exchange-traded interest rate futures and options, exchange-traded equity options and other derivative instruments for hedging. However, we do not use derivatives for speculative purposes.

Trading desk management, senior management and risk management also review the age and composition of inventory accounts and review risk reports appropriate to the risk profile of each trading activity. Typically, market conditions are evaluated, certain transactions are reviewed and quantitative methods, such as value-at-risk are employed. These activities seek to ensure that trading strategies are within acceptable risk tolerance parameters. We also believe that an understanding of how our positions generate profit or loss on a daily basis is crucial to managing risk.

INTEREST RATE RISK

Interest rate risk represents the potential loss from adverse changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the shape of the yield curve, changes in credit spreads, and the rate of mortgage prepayment. Interest rate risk is managed through the use of short positions in U.S. government and corporate debt securities, interest rate swaps, options, futures and forward contracts. We utilize interest rate swap contracts to hedge a portion of our fixed income inventory and to hedge residual cash flows from our tender option bond program. These interest rate swap contracts are recorded at fair value with the changes in fair value recognized in earnings.

EQUITY PRICE RISK

Equity price risk represents the potential loss in value due to adverse changes in the level or volatility of equity prices. We are exposed to equity price risk through our trading activities in both listed and over-the-counter equity markets. We attempt to reduce the risk of loss inherent in our inventory of equity securities by establishing position limits and managing net position levels with those limits, monitoring inventory turnover and entering into hedge transactions designed to mitigate our market risk profile.

VALUE-AT-RISK

Value-at-risk is the maximum expected loss, for a given level of confidence, which could occur over a specified time period for a portfolio of securities. For our value-at-risk calculations, we use a 99 percent confidence level over a 10-day holding period, adjusted for liquidity considerations but excluding most diversification benefits. Interest rate and credit spread risk are modeled by mapping positions to their 10-year equivalent values and then applying a 2.326 standard deviation (that is, a 99 percent confidence level) "shock" to the curve.

We perform a daily value-at-risk analysis of substantially all our trading positions, including fixed income, equities, convertible bonds and all associated hedges. We use a value-at-risk model because it provides a common metric for assessing market risk. We regularly evaluate our value-at-risk model in an effort to more accurately measure the risk of loss.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating value-at-risk, and different assumptions and approximations could produce different value-at-risk estimates.

Value-at-risk has inherent limitations, including reliance on historical data, which may not accurately predict future market risk, and the quantitative risk information generated is limited by the parameters established in creating the models. There can be no assurance that actual losses occurring over any 10-day period arising from changes in market conditions will not exceed the value-at-risk amounts shown below or that such losses will not occur more than once in one hundred 10-day periods. However, we believe value-at-risk models are an appropriate methodology for comparing risk profiles across different risk types, different business lines, and different companies in the financial services industry.

The following table provides a quantification of the estimated value-at-risk for each component of market risk for the periods presented:

AT DECEMBER 31 *(Dollars in Thousands)*	**2003**	2002	2001
Interest Rate Risk	**$ 3,705**	$2,961	$3,580
Equity Price Risk	**796**	880	853
Aggregate Value-at-Risk	**$ 4,501**	$3,841	$4,433

The table below illustrates the high, low and average value-at-risk calculated on a daily basis for each component of market risk during calendar years 2003, 2002 and 2001. The increase in average equity price risk from 2002 to 2003 is the result of our addition of a convertible business in November 2002:

FOR THE YEAR ENDED DECEMBER 31, 2003 *(Dollars in Thousands)*	High	Low	Average
Interest Rate Risk	$5,336	$2,433	$3,892
Equity Price Risk	3,810	561	1,617
Aggregate Value-at-Risk	7,903	3,733	5,509

FOR THE YEAR ENDED DECEMBER 31, 2002	High	Low	Average
Interest Rate Risk	$5,088	$1,848	$3,857
Equity Price Risk	1,092	564	781
Aggregate Value-at-Risk	5,961	2,466	4,638

FOR THE YEAR ENDED DECEMBER 31, 2001	High	Low	Average
Interest Rate Risk	$4,643	$2,049	$3,077
Equity Price Risk	1,891	181	641
Aggregate Value-at-Risk	5,262	2,422	3,718

CREDIT RISK

Credit risk in our Capital Markets business arises from potential non-performance by counterparties, customers, borrowers or debt security issuers. We are exposed to credit risk in our role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. Our client activities involve the execution, settlement and financing of various transactions. Client activities are transacted on a cash, delivery versus payment or margin basis. Our credit exposure to institutional client business is mitigated by the use of industry standard delivery versus payment through depositories and clearing banks.

Credit exposure associated with our Private Client Services business consists primarily of customer margin accounts, which are monitored daily and are collateralized. The treasury and credit services department, in conjunction with our credit committee, establishes and reviews appropriate credit limits for our Private Client Services customers.

Our institutional credit committee reviews risk associated with institutional counterparties with whom we hold repurchase and resale agreement facilities, stock borrow or loan facilities and other documented institutional counterparty agreements that may give rise to credit exposure. Counterparty levels are established relative to the level of counterparty capital and ratings.

We are subject to credit concentration risk if we hold large individual securities positions, execute large transactions with individual counterparties or groups of related counterparties, extend large loans to individual borrowers or make substantial underwriting commitments. Concentration risk can occur by industry, geographic area or type of client. Client receivables and payables and stock borrowing and lending activities are conducted with a large number of clients and counterparties. Potential credit concentration risk is carefully monitored and is managed through the use of policies and limits.

We are also exposed to the risk of loss related to changes in the credit spreads of debt instruments. Credit spread risk arises from potential changes in an issuer's credit rating or the market's perception of the issuer's credit worthiness. Credit spread risk is managed through offsetting long or short positions in various related securities.

OPERATIONAL RISK

Operational risk refers to the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. We rely on the ability of our employees, our internal systems and processes and systems at computer centers operated by third parties to process a large number of transactions. These transactions may cross multiple markets. In the event of a breakdown or improper operation of our systems or processes or improper action by our employees or third-party vendors, we could suffer financial loss, regulatory sanctions and damage to our reputation. We have disaster recovery plans in place that we believe will cover critical systems on a company-wide basis, and redundancies are built into the systems as we have deemed appropriate. We also use periodic self-assessments and internal audit reviews as a further check on operational risk.

In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify, measure, control and manage operational risk at levels we believe are appropriate throughout the organization and within such departments as accounting, operations, technology, legal and compliance. These control mechanisms attempt to ensure that operations policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits.

LEGAL, REGULATORY AND COMPLIANCE RISK

Legal, regulatory and compliance risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty's performance obligations will be unenforceable. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We have established procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, including those relating to, among others, regulatory net capital requirements, sales and trading practices, use and safekeeping of customer funds and securities, credit extension, money-laundering, privacy and record-keeping. We have established internal policies relating to business conduct, ethics and compliance with applicable requirements, as well as procedures designed to ensure that these policies are followed.

Effects of Inflation

Because our assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects our expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the price of services offered by us. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

RESPONSIBILITY FOR FINANCIAL STATEMENTS OF PIPER JAFFRAY COMPANIES

Responsibility for financial statements and other information presented throughout the Annual Report rests with the management of Piper Jaffray Companies (the "Company"). The Company believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present fairly the substance of transactions based on the circumstances and management's best estimates and judgment. All financial information throughout the Annual Report is consistent with that in the financial statements.

In meeting its responsibilities for the reliability of the financial statements, the Company depends on its system of internal controls. The system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorization and recorded properly to permit the preparation of the financial statements. To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the internal control systems. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal accounting control and, as such, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. The Company believes that its system of internal controls provides reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions.

The Board of Directors of the Company has an Audit Committee composed of directors who are not officers or employees of Piper Jaffray Companies. The committee meets periodically with management, the internal auditors and the independent accountants to consider audit results to discuss internal accounting control, auditing and financial reporting matters.

The Company's independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements. Their opinion on the financial statements is based on procedures conducted in accordance with auditing standards generally accepted in the United States and forms the basis for their report as to the fair presentation, in the financial statements, of the Company's financial condition and results of operations.



Andrew S. Duff
Chairman and Chief Executive Officer



Sandra G. Sponem
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
of Piper Jaffray Companies:

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray Companies (the "Company") as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Piper Jaffray Companies at December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Minneapolis, Minnesota
January 27, 2004,
except for Note 17, as to which the date is
February 12, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of Piper Jaffray Companies:

In our opinion, the accompanying consolidated statement of financial condition as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002 present fairly, in all material respects, the financial position of Piper Jaffray Companies and its subsidiaries (the "Company") at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the notes to the consolidated financial statements, in 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
April 30, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AT DECEMBER 31 *(Amounts in thousands, except share data)*	2003	2002
Assets		
Cash and cash equivalents	**$ 84,436**	$ 32,615
Cash and cash equivalents segregated for regulatory purposes	**66,000**	–
Receivables:		
Customers (net of allowance of $1,993 and $1,593, respectively)	**463,557**	474,002
Brokers, dealers and clearing organizations	**238,393**	217,457
Deposits with clearing organizations	**66,570**	46,075
Securities purchased under agreements to resell	**306,987**	240,014
Trading securities owned	**342,994**	80,129
Trading securities owned and pledged as collateral	**314,618**	393,555
Total trading securities owned	**657,612**	473,684
Fixed assets (net of accumulated depreciation and amortization of $103,573 and $88,969, respectively)	**60,757**	69,059
Goodwill	**305,635**	305,635
Other receivables	**38,553**	72,012
Other assets	**92,147**	111,392
Total assets	**$ 2,380,647**	$2,041,945
Liabilities and Shareholders' Equity		
Short-term financing	**$ 159,000**	$ 250,040
Payables:		
Customers	**226,163**	143,580
Checks and drafts	**64,438**	57,919
Brokers, dealers and clearing organizations	**224,208**	216,675
Securities sold under agreements to repurchase	**178,716**	115,791
Trading securities sold, but not yet purchased	**386,281**	171,999
Accrued compensation	**194,583**	140,972
Other liabilities and accrued expenses	**97,463**	120,112
Total liabilities	**1,530,852**	1,217,088
Subordinated debt	**180,000**	215,000
Shareholders' equity:		
Invested capital	**–**	609,857
Common stock, $0.01 par value; 100,000,000 shares authorized, 19,334,261 issued and outstanding	**193**	–
Additional paid-in capital	**669,602**	–
Total shareholders' equity	**669,795**	609,857
Total liabilities and shareholders' equity	**$ 2,380,647**	$2,041,945

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31 *(Amounts in thousands, except per share data)*	**2003**	2002	2001
Revenues			
Commissions and fees	**$ 256,747**	$ 275,682	$ 302,289
Principal transactions	**215,191**	171,957	181,469
Investment banking	**229,945**	208,740	247,929
Interest	**45,276**	59,685	95,436
Other income	**59,082**	47,303	52,865
Total revenues	**806,241**	763,367	879,988
Interest expense	**19,511**	34,315	79,216
Net revenues	**786,730**	729,052	800,772
Non-interest expenses			
Compensation and benefits	**482,397**	449,329	513,623
Occupancy and equipment	**58,025**	55,549	60,121
Communications	**37,599**	36,316	41,082
Floor brokerage and clearance	**22,755**	26,040	22,092
Marketing and business development	**39,030**	44,115	49,706
Outside services	**34,219**	32,717	22,285
Cash award program	**24,000**	–	–
Regulatory settlement	**–**	32,500	–
Amortization of acquisition-related compensation and goodwill	**–**	–	17,641
Merger and restructuring	**–**	7,976	65,697
Royalty fee	**3,911**	7,482	55,753
Other operating expenses	**42,960**	31,067	25,577
Total non-interest expenses	**744,896**	723,091	873,577
Income (loss) before income tax expense (benefit)	**41,834**	5,961	(72,805)
Income tax expense (benefit)	**15,835**	5,855	(22,754)
Net income (loss)	**$ 25,999**	$ 106	$ (50,051)
Earnings per common share			
Basic	**$ 1.35**	$ 0.01	$ (2.60)
Diluted	**$ 1.35**	$ 0.01	$ (2.60)
Weighted average number of common shares			
Basic	**19,237**	19,160	19,279
Diluted	**19,237**	19,160	19,279

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except share data)	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Invested Capital	Total Shareholders' Equity
Balance at December 31, 2000	–	$ –	$ –	$ 362,331	$ –
Capital contribution from U.S. Bancorp	–	–	–	75,000	–
Distribution to U.S. Bancorp	–	–	–	(8,556)	–
Net loss	–	–	–	(50,051)	–
Balance at December 31, 2001	–	$ –	$ –	$ 378,724	$ –
Capital contribution from U.S. Bancorp	–	–	–	250,000	–
Distribution to U.S. Bancorp	–	–	–	(18,973)	–
Net income	–	–	–	106	–
Balance at December 31, 2002	–	$ –	$ –	$ 609,857	$ –
Capital contribution from U.S. Bancorp	–	–	–	37,500	–
Distribution to U.S. Bancorp	–	–	–	(3,561)	–
Net income	–	–	–	25,999	–
Recapitalization upon spin off from U.S. Bancorp	19,334,261	193	669,602	(669,795)	669,795
Balance at December 31, 2003	19,334,261	$ 193	$ 669,602	$ –	$ 669,795

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 *(Dollars in thousands)*	**2003**	2002	2001
Operating Activities			
Net income (loss)	**$ 25,999**	$ 106	$ (50,051)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**19,031**	20,787	20,428
Deferred income taxes	**(6,491)**	(11,386)	783
Loss on disposal of fixed assets	**4,380**	83	116
Restricted stock amortization	**3,859**	3,861	14,903
Goodwill amortization and impairment charges	**–**	–	23,542
Decrease (increase) in operating assets:			
Cash and cash equivalents segregated for regulatory purposes	**(66,000)**	–	–
Receivables:			
Customers	**10,445**	187,350	256,393
Brokers, dealers and clearing organizations	**(20,936)**	223,017	(257,969)
Deposits with clearing organizations	**(20,495)**	(31,417)	46,277
Securities purchased under agreements to resell	**(66,973)**	132,123	(22,851)
Net trading securities owned	**30,354**	31,043	35,514
Other receivables	**33,459**	34,986	(43,385)
Other assets	**21,877**	99,253	(21,632)
Increase (decrease) in operating liabilities:			
Payables:			
Customers	**82,583**	(113,427)	53,621
Checks and drafts	**6,519**	(37,004)	(7,203)
Brokers, dealers and clearing organizations	**7,533**	(91,397)	33,277
Securities sold under agreements to repurchase	**62,925**	(87,422)	(63,127)
Accrued compensation	**53,611**	(15,066)	(102,669)
Other liabilities and accrued expenses	**(22,649)**	(48,159)	95,645
Net cash provided by operating activities	**159,031**	297,331	11,612
Investing Activities			
Purchases of fixed assets, net	**(15,109)**	(5,800)	(40,963)
Net cash used in investing activities	**(15,109)**	(5,800)	(40,963)
Financing Activities			
Decrease in short-term financing, net	**(91,040)**	(257,652)	(87,092)
Capital contribution from U.S. Bancorp	**37,500**	250,000	75,000
Capital distribution to U.S. Bancorp	**(3,561)**	(18,973)	(8,556)
Net decrease in subordinated debt	**(35,000)**	(260,000)	–
Net cash used in financing activities	**(92,101)**	(286,625)	(20,648)
Net increase (decrease) in cash and cash equivalents	**51,821**	4,906	(49,999)
Cash and cash equivalents at beginning of year	**32,615**	27,709	77,708
Cash and cash equivalents at end of year	**$ 84,436**	$ 32,615	$ 27,709
Supplemental disclosure of cash flow information –			
Cash paid (received) during the year for:			
Interest	**$ 19,427**	$ 36,001	$ 82,977
Income taxes	**$ (1,937)**	$ 1,311	$ (4,190)

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 | *Background and Basis of Presentation*

BACKGROUND

Piper Jaffray Companies is the parent company of Piper Jaffray & Co. ("Piper Jaffray"), a securities broker dealer and investment banking firm; Piper Jaffray Ventures Inc. ("Piper Jaffray Ventures"), a private equity venture capital firm managing investments in emerging growth companies; Piper Jaffray Ltd., a firm providing securities brokerage and investment banking services in Europe through an office located in London, England; and Piper Jaffray Financial Products Inc. and Piper Jaffray Financial Products II Inc., two entities that facilitate Piper Jaffray Companies customer derivative transactions.

On April 28, 2003, Piper Jaffray Companies was incorporated in Delaware as a subsidiary of U.S. Bancorp ("USB") to effect the spin off of USB's capital markets business to its shareholders. On December 31, 2003, after receiving regulatory approval, USB distributed to its shareholders all of its interest in Piper Jaffray Companies and its subsidiaries (collectively, the "Company"). On that date, 19,334,261 shares of Piper Jaffray Companies common stock were issued to USB shareholders (the "Distribution") based on a distribution ratio of one share of Piper Jaffray Companies common stock for every 100 shares of USB common stock owned (the "Distribution Ratio"). In lieu of receiving fractional shares of Piper Jaffray Companies common stock, shareholders received cash from USB for their fractional interest.

The consolidated financial statements include the accounts and historical operations of the Company as well as certain assets, liabilities, and related operations transferred to Piper Jaffray Companies (the "Contribution") from USB immediately prior to the Distribution. Because prior to the Distribution no direct ownership relationship existed among all the various units comprising the Company, USB and its subsidiaries' interest in the Company is shown as invested capital in the consolidated financial statements prior to the Distribution.

BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America and include the adjustments necessary to reflect the Company's operations as if its organizational changes had been consummated prior to the Distribution. The consolidated financial statements prior to the Distribution have been derived from the financial statements and accounting records of USB using the historical results of operations and historical basis of the assets and liabilities of the Company's business. However, the consolidated financial statements included herein may not necessarily be indicative of the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

Generally, the consolidated results include revenues generated and expenses incurred based on customer relationships and related business activities. In certain situations, affiliated entities of USB may have provided services to and thus charged expense to the Company. These expenses primarily relate to providing employee-related services and benefits, technology and data processing services, and corporate functions including audit, tax and real estate management services. Costs included on the consolidated financial statements for shared services were determined based on actual costs to USB and allocated based on the Company's proportionate usage of those services. Proportionate usage was determined based on the number of employees, actual hours used, square footage of office space or other similar methodologies. Management believes the assumptions underlying the consolidated financial statements are reasonable.

On the consolidated financial statements, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates. However, USB was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.

NOTE 2 | *Summary of Significant Accounting Policies*

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Piper Jaffray Companies and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Piper Jaffray, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

COLLATERALIZED SECURITIES TRANSACTIONS

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. Counterparties are principally primary dealers of U.S. Government securities and major financial institutions. Collateral is valued daily and additional collateral is obtained from or refunded to counterparties, when appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivable from and payable to brokers, dealers and clearing organizations on the Consolidated Statements of Financial Condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the Consolidated Statements of Financial Condition and the respective interest balances on the Consolidated Statements of Operations.

CUSTOMER TRANSACTIONS

Customer securities transactions are recorded on a settlement date basis while the related commission revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statements of Financial Condition.

INVESTMENT BANKING

Investment banking revenues, which include underwriting fees, management fees and advisory fees, are recorded when services for the transactions are substantially completed under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented net of related expenses.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

TRADING SECURITIES OWNED AND TRADING SECURITIES SOLD, BUT NOT YET PURCHASED

Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. Unrealized gains and losses related to these financial instruments are reflected in principal transactions on the Consolidated Statements of Operations. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. The fair value of trading securities, for which a quoted market or dealer price is not available, is based on management's estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

FIXED ASSETS

Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

GOODWILL

The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *"Goodwill and Other Intangible Assets,"* on January 1, 2002. SFAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS 142 are that goodwill and indefinite-lived intangible assets are no longer amortized and are to be tested for impairment at least annually. Prior to the adoption of SFAS 142, the Company amortized goodwill using the straight-line method over a maximum period of 25 years.

The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on Piper Jaffray net capital would not be significant, but could adversely impact the Company's results of operations.

OTHER RECEIVABLES

Included in other receivables are loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for recipients who leave the Company prior to full forgiveness of their loan balance and the Company is subsequently not able to recover the remaining balances. The Company determines adequacy of the allowance based upon the collectibility of unforgiven balances of departed employees, evaluation of the loan portfolio, recent experience related to attrition of certain revenue-producing employees and other pertinent factors.

OTHER ASSETS

Included in other assets are investments that the Company makes to fund deferred compensation liabilities for certain employees. The Company fully funds its deferred compensation liabilities by investing in venture capital stage companies or by investing in partnerships which invest in venture capital stage companies. Future payments, if any, to deferred compensation plan participants are directly linked to the performance of these investments. Also included in other assets are investments the Company has made in various other venture capital investments. Investments are carried at estimated fair value based on valuations received from statements obtained from the underlying fund manager or based on published market quotes, with the resulting gains and losses recognized in other income on the Consolidated Statements of Operations. In the event a security is thinly traded or the market price is not readily available for an investment, management estimates fair value using other valuation methods depending on the type of security and related market.

Net deferred tax assets are also included in other assets. Refer to Note 21 for additional information related to income taxes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's Consolidated Statements of Financial Condition. Financial instruments recorded at fair value include trading securities owned and trading securities sold, but not yet purchased.

Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the Consolidated Statements of Financial Condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt.

The carrying amount of subordinated debt closely approximates fair value based upon market rates of interest available to the Company at December 31, 2003.

INCOME TAXES

Income tax expense (benefit) is provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.

CONSOLIDATION OF SPECIAL PURPOSE ENTITIES

Special purpose entities ("SPEs") are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), *"Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,"* to determine whether or not such SPEs are required to be consolidated. The Company engages in transactions with SPEs to securitize fixed rate municipal bonds which meet the SFAS 140 definition of a qualifying special purpose entity ("QSPE"). A QSPE can generally be described as an entity with significantly limited powers which are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS 140, the Company does not consolidate such QSPEs. The Company accounts for its involvement with such QSPEs under a financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

STOCK-BASED COMPENSATION

Prior to the Distribution, certain employees of the Company were eligible to participate in USB employee incentive plans consisting of stock options, restricted stock or other deferred compensation that are described more fully in Note 17. The Company accounted for these stock option grants under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), *"Accounting for Stock Issued to Employees"* and, accordingly, recognized no compensation expense for the stock option grants as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective January 1, 2004, the Company adopted the fair value based method of accounting for future grants of stock-based compensation, as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *"Accounting and Disclosure of Stock-Based Compensation,"* as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"),*"Accounting for Stock-Based Compensation -Transition and Disclosure."*

EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the year. Since the Company's common stock was not issued until December 31, 2003, the date of Distribution, the weighted average number of common shares outstanding for each year presented was calculated by applying the Distribution Ratio against the historical USB weighted average number of common shares outstanding for the same period presented. Diluted earnings per common share are calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive stock options.

RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE 3 | *Recent Accounting Pronouncements*

ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,"* which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS 150 did not have a material impact on the Company's financial statements.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities,"* which amends and clarifies accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement of Financial Accounting Standards No. 133. In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative contains financing components. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The Company's adoption of SFAS 149 did not have a material impact on its financial statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities"* ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, *"Consolidated Financial Statements,"* to improve financial reporting of special purpose and other entities. In accordance with this interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are QSPEs subject to the reporting requirements of SFAS 140 are not required to be consolidated under the provisions of FIN 46.

VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for based on either the original interpretation or the revised interpretations. VIEs created after January 1, 2004 must be accounted for under the revised interpretations. If the revised interpretations were applied, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46 expands the disclosure requirements for the primary beneficiary of a significant portion or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities.

The Company has investments in and advances to approximately 30 limited partnerships established for the purpose of investing in emerging growth companies. The Company has investments in or acts as the managing general partner of these partnerships. As managing general partner of or through investments in the limited partnerships, the Company may have the ability to exercise control over major operating and financial policies. These partnerships are funded with capital contributed by or financing from related parties and third parties. The Company accounts for these investments on the equity method of accounting or consolidates the entire partnership based upon the Company's ability to exercise control over major operating and financial policies.

At December 31, 2003, the Company's aggregate net investment in these partnerships totaled $11.3 million and its remaining commitment to these partnerships was $1.7 million. These amounts represent the Company's maximum exposure to loss at December 31, 2003 as a result of its current and future investment in these limited partnerships. There has been no material impact to the Company's financial statements from potential VIEs entered into after January 31, 2003 and there is no expected impact from the adoption of the deferred provisions in the first quarter of fiscal year 2004.

Also, the Company engages in transactions with QSPEs to securitize fixed rate municipal bonds. These securitizations do not require consolidation in the Company's financial statements. Refer to Note 19 for additional information on securitizations.

NOTE 4 | *Derivatives*

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount.

Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

Derivatives are often referred to as off-balance sheet instruments since neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative contract transactions are reported on the Consolidated Statements of Financial Condition and any unrealized gain or loss is recognized on the Consolidated Statements of Operations. The Company uses derivatives to facilitate customer transactions and as a means to manage the Company's interest rate and market value risk associated with its security positions. As of December 31, 2003 and 2002, the fair value of these open derivative contracts was not material.

As discussed in Note 19, the Company also enters into interest rate swap agreements to minimize interest rate risk associated with holding residual interest securities from its tender option bond program. The fair value of such contracts is included in other liabilities and accrued expenses on the Consolidated Statements of Financial Condition and was approximately $5.7 million and $3.7 million as of December 31, 2003 and 2002, respectively.

NOTE 5 | *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations at December 31 included:

(Dollars in thousands)	**2003**	2002
Receivable arising from unsettled securities transactions, net	**$106,187**	$160,662
Deposits paid for securities borrowed	**72,751**	16,588
Receivable from clearing organizations	**10,577**	3,838
Securities failed to deliver	**34,277**	33,914
Other	**14,601**	2,455
Total receivables	**$238,393**	$217,457

Amounts payable to brokers, dealers and clearing organizations at December 31 included:

(Dollars in thousands)	**2003**	2002
Deposits received for securities loaned	**$181,166**	$174,700
Payable to clearing organizations	**4,258**	25,968
Securities failed to receive	**31,926**	13,263
Other	**6,858**	2,744
Total payables	**$224,208**	$216,675

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

NOTE 6 | *Receivables from and Payables to Customers*

Amounts receivable from customers at December 31 included:

(Dollars in thousands)	2003	2002
Cash accounts	**$ 81,853**	$ 77,801
Margin accounts	**381,704**	396,201
Total receivables	**$463,557**	$474,002

Amounts payable to customers at December 31 included:

(Dollars in thousands)	2003	2002
Cash accounts	**$168,901**	$118,983
Margin accounts	**57,262**	24,597
Total receivables	**$226,163**	$143,580

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected on the consolidated financial statements. Margin loan receivables earn interest at floating interest rates based on broker call rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit. Except for customer short sales, all amounts payable to customers are subject to withdrawal upon customer request.

NOTE 7 | *Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased*

At December 31, trading securities owned and trading securities sold, but not yet purchased were as follows:

(Dollars in thousands)	2003	2002
Owned:		
Corporate securities:		
Equity securities	**$ 15,903**	$ 15,446
Convertible securities	**78,474**	42,534
Fixed income securities	**90,459**	87,009
Mortgage-backed securities	**92,292**	98,950
U.S. government securities	**240,248**	95,041
Municipal securities	**140,236**	134,704
	$657,612	$473,684
Sold, but not yet purchased:		
Corporate securities:		
Equity securities	**$ 46,700**	$ 17,285
Convertible securities	**1,137**	–
Fixed income securities	**14,316**	40,996
Mortgage-backed securities	**47,114**	15,573
U.S. government securities	**276,750**	96,749
Municipal securities	**264**	1,396
	$386,281	$171,999

At December 31, 2003 and 2002, trading securities owned in the amounts of $314.6 million and $393.6 million, respectively, have been pledged as collateral.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the Consolidated Statements of Financial Condition.

NOTE 8 | *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2003 and 2002:

(Dollars in thousands)	2003	2002
Furniture and equipment	**$ 93,323**	$ 91,718
Leasehold improvements	**27,999**	25,620
Software	**40,823**	30,645
Projects in process	**2,185**	10,045
Total	**164,330**	158,028
Less accumulated depreciation and amortization	**103,573**	88,969
	$ 60,757	$ 69,059

For the years ended December 31, 2003, 2002 and 2001, depreciation and amortization of office equipment, software and leasehold improvements totaled $19.0 million, $20.8 million and $20.4 million, respectively, and is included in occupancy and equipment on the Consolidated Statements of Operations.

NOTE 9 | *Goodwill*

The Company adopted SFAS 142 on January 1, 2002. The most significant changes made by SFAS 142 are that goodwill and other indefinite-lived intangibles are no longer amortized and will be tested for impairment at least annually. At December 31, 2003 and 2002, goodwill of $305.6 million was recorded on the Consolidated Statements of Financial Condition. All of the Company's goodwill resulted from the 1998 acquisition of the Company's former parent company, U.S. Bancorp Piper Jaffray Companies Inc. ("Former Parent"), and its subsidiaries by USB. The following table reflects the consolidated results of operations adjusted as if the adoption of SFAS 142 occurred as of January 1, 2001:

YEAR ENDED DECEMBER 31 (Dollars in thousands)	2003	2002	2001
Net Earnings:			
As reported	**$25,999**	$ 106	$(50,051)
Goodwill amortization, net of tax	**–**	–	14,439
As adjusted	**$25,999**	$ 106	$(35,612)

As reflected in the following table, there were no changes in the carrying value of goodwill by reportable segments for the year ended December 31, 2003:

(Dollars in thousands)	Capital Markets	Private Client Services	Corporate Support and Other	Consolidated Company
Balance at December 31, 2002	$220,035	$85,600	$ –	$305,635
Goodwill acquired	–	–	–	–
Impairment losses	–	–	–	–
Balance at December 31, 2003	$220,035	$85,600	$ –	$305,635

Management completed an estimate of the fair value of its business segments as of December 31, 2003 and validated its determination through an independent third party. Based upon this assessment, management concluded that no impairment existed at December 31, 2003.

The Company had no indefinite-lived or other intangible assets at December 31, 2003 or 2002.

NOTE 10 | *Borrowings*

The Company has uncommitted credit agreements with banks and former affiliated entities totaling $550 million at December 31, 2003, composed of $450 million in discretionary secured lines and $100 million in discretionary unsecured lines. In addition, the Company has established an arrangement to obtain financing using the Company's securities held by its clearing bank at the end of each day as collateral. The following table provides a breakdown of borrowings outstanding at December 31:

(Dollars in thousands)	2003	2002
Unsecured borrowings	$ –	$ 50,040
Secured borrowings	159,000	200,000
	$159,000	$250,040

The secured borrowings were collateralized with $169.4 million and $276.1 million of trading securities owned at December 31, 2003 and 2002, respectively.

During 2003, Piper Jaffray repaid its outstanding subordinated debt of $215 million to its Former Parent and executed a $180 million subordinated debt agreement with an affiliate of USB, which satisfies provisions of Appendix D of Securities and Exchange Commission ("SEC") Rule 15c3-1 and has been approved by the New York Stock Exchange, Inc. ("NYSE") and is therefore allowable in Piper Jaffray's net capital computation. The entire amount of the subordinated debt will mature in 2008.

The Company's outstanding borrowings bear interest at rates based on the London Interbank Offered Rate ("LIBOR") or federal funds rates. At December 31, 2003 and 2002, the weighted average interest rate on borrowings was 2.07 percent and 2.40 percent, respectively. At December 31, 2003 and 2002, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities. The Company recognized and paid to USB and affiliates $9.0 million, $15.9 million and $42.0 million of interest expense related to borrowings for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 11 | *Commitments and Contingent Liabilities*

LEASE COMMITMENTS

The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases and various other contractual commitments as of December 31, 2003 are as follows:

(Dollars in thousands)	
2004	$ 28,257
2005	24,198
2006	19,609
2007	18,431
2008	17,759
Thereafter	84,247
	$192,501

Rental expense, including operating costs and real estate taxes, charged to operations was $27.5 million, $30.8 million and $30.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Additionally, in 2003 the Company entered into a five-year contract with an outside vendor to support the Company's data center and network management technology needs. Aggregate minimum contract commitments for data center and remote network services per the contract as of December 31, 2003 are as follows:

(Dollars in thousands)	
2004	$ 9,912
2005	8,698
2006	7,029
2007	7,109
2008	5,383
	$ 38,131

Network and data center service expense related to this contract that was charged to operations in 2003 was $2.7 million.

VENTURE CAPITAL COMMITMENTS

As of December 31, 2003, the Company had commitments to invest approximately $1.7 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2006 to 2013.

LITIGATION

The Company has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage and investment banking activities, including certain class actions which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Included among these was an industry-wide investigation by the SEC, the National Association of Securities Dealers ("NASD"), the NYSE, the New York Attorney General and other state securities regulators of research practices of certain brokerage firms, including Piper Jaffray. In April 2003, Piper Jaffray entered into a final settlement agreement with these regulatory agencies to resolve the investigation concerning research practices. The agreement required, among other things, that Piper Jaffray pay $12.5 million as a penalty, contribute $12.5 million to a distribution fund for the benefit of investors and pay $7.5 million for the procurement of independent research. The charges are included separately as regulatory settlement on the Company's 2002 Consolidated Statement of Operations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings, including private litigation related to the matters that were the subject of the final settlement referred to above. The Company's reserves totaled $49.2 and $62.9 million at December 31, 2003 and 2002, respectively, and are included within other liabilities and accrued expenses on the Consolidated Statements of Financial Condition. These reserves include $9.6 million and $32.5 million at December 31, 2003 and 2002, respectively, to be paid as part of the industry-wide regulatory settlement related to research practices. In addition to the established reserves, USB has agreed to indemnify the Company in an amount up to $17.5 million for certain matters. Given the uncertainties of the commencement, timing, size, volume and outcome of pending and potential litigation and other factors, the reserve is difficult to determine and of necessity subject to future revisions. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with counsel and after taking into account its established reserves and the USB indemnity agreement, that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially affected.

Litigation-related expenses charged to operations included within other operating expenses was $16.1 million, $10.9 million, and $8.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

GUARANTEES

The Company participates in securities lending activities as a funding source for the Company by using customer margin securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. At December 31, 2003, future payments guaranteed by the Company under these arrangements were approximately $175.4 million and represent the market value of the customer securities lent to third parties. At December 31, 2003, the Company held cash of $179.0 million as collateral for these arrangements and included it within payables to brokers, dealers and clearing organizations on the Consolidated Statements of Financial Condition. At December 31, 2003, the Company had collateral in excess of the market value of the securities lent and, therefore, no liability is recorded related to potential future payments made under these guarantees.

OTHER COMMITMENTS

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

NOTE 12 | *Merger and Restructuring Items*

The Company recorded pre-tax merger and restructuring related charges of $8.0 million and $65.7 million in 2002 and 2001, respectively. In 2002 and 2001, costs were incurred in connection with the merger of USB and Firstar Corporation ("Firstar"). In both 2002 and 2001, the Company undertook plans to restructure its operations in response to significant changes in the securities markets, including increased market volatility, declines in equity valuations and an increasingly competitive environment for the securities industry. The restructuring was designed to improve the operating efficiency of the business by removing excess capacity from the product distribution network and by implementing more effective business processes.

The components of the charges described above are shown below:

(Dollars in thousands)	USB/ Firstar	Piper Restructuring	Total
2002			
Severance and employee-related	$ –	$ 5,314	$ 5,314
Business integration costs	2,161	–	2,161
Asset write-downs and lease terminations	–	501	501
Total	$ 2,161	$ 5,815	$ 7,976
2001			
Severance and employee-related	$14,480	$29,286	$43,766
Business integration costs	468	–	468
Asset write-downs and lease terminations	–	12,360	12,360
Intangible impairments	–	9,103	9,103
Total	$14,948	$50,749	$65,697

The Company determined merger and restructuring charges and related accruals based on specific formulated plans or integration strategies.

Severance and employee-related charges included the cost of severance, other benefits and outplacement costs associated with the termination of employees due to the reconfiguration or closure of certain branches and the downsizing and consolidation of certain back office support functions. The severance amounts were determined based on the Company's severance pay programs in place at the time of termination and were paid out over a benefit period up to two years from the time of termination. Approximately 410 employees were included in severance and employee-related severance charges for 2002 and 2001. Employee-related charges in 2001 included approximately $14.0 million in accelerated vesting of restricted stock due to the merger of USB and Firstar.

Business integration charges primarily pertained to costs incurred to realign the retail distribution networks and integrate certain components of a USB affiliate's fixed income division with Piper Jaffray.

Asset write-downs and lease terminations represented costs associated with redundant office space, branches that were vacated and equipment disposed of as part of the restructuring plans. Generally, payments related to terminated lease contracts continue through the original term of the lease.

Intangible impairment charges of $9.1 million in 2001 pertained to the write-down of goodwill related to the Company's 1999 acquisition of the investment banking division of The John Nuveen Company. This goodwill impairment occurred as a result of the loss of key personnel in certain sales offices, acquired in the John Nuveen acquisition, that were realigned as a result of restructuring decisions made in 2001.

The following table presents a summary of activity with respect to the merger and restructuring related accruals:

(Dollars in thousands)	USB/ Firstar	Piper Restructuring	Total
Balance at December 31, 2000	$ –	$ –	$ –
Provision charged to operating expense	14,948	50,749	65,697
Cash outlays	(468)	(22,324)	(22,792)
Noncash writedowns and other	(14,480)	(10,323)	(24,803)
Balance at December 31, 2001	$ –	$ 18,102	$ 18,102
Provision charged to operating expense	2,161	5,815	7,976
Cash outlays	(853)	(13,277)	(14,130)
Noncash writedowns and other	–	(1,617)	(1,617)
Balance at December 31, 2002	$ 1,308	$ 9,023	$ 10,331
Cash outlays	(1,308)	(6,547)	(7,855)
Noncash writedowns and other	–	(144)	(144)
Balance at December 31, 2003	$ –	$ 2,332	$ 2,332

The adequacy of the merger and restructuring related liability is reviewed regularly taking into consideration actual and projected payment liabilities. Adjustments are made to increase or decrease these accruals as needed. Reversals of expenses, if any, can reflect a lower use of benefits by affected employees, changes in initial assumptions as a result of subsequent events and the alteration of business integration plans.

NOTE 13 | *Financial Instruments with Off-balance Sheet Risk*

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company from time to time uses financial futures and interest rate swap contracts to manage interest rate risk related to fixed income trading securities against market interest rate fluctuations and the residual cash flows on the Company's tender option bond program. In addition, the Company uses exchange-traded options to manage the risk related to market value fluctuations of convertible inventories. Such contracts are subject to the same controls as securities owned for the Company's account and are not intended to be entered into for speculative purposes. Contracts are marked to market with gains or losses recorded in principal transactions. As of December 31, 2003 and 2002, the fair value of these contracts was not material.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale, securities borrowed and margin agreements on terms which permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $914.5 million and $811.0 million at December 31, 2003 and 2002, respectively, of which $220.5 million and $210.6 million, respectively, has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company provides investment, capital raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2003 and 2002, the Company did not have significant concentrations of credit risk with any one single customer or counterparty, or group of customers or counterparties.

NOTE 14 | *Transactions with U.S. Bancorp*

Prior to the Distribution, the Company regularly entered into transactions with USB and its affiliates. These transactions were either charges to or reimbursements from the Company and included fees for referrals, fees for the underwriting and selling of USB affiliated mutual funds and costs for occupancy, technology support and general and administrative services. Royalty fees for the use of the USB brand name and other trademarks of $3.9 million, $7.5 million and $55.8 million were incurred to a USB affiliate for the years ended December 31, 2003, 2002 and 2001, respectively. USB or its affiliates will continue to provide asset management services under a negotiated market-based fee arrangement.

The Company entered into certain interest rate swap contracts during 2002 with a USB affiliate as counterparty. During 2003, these swap contracts with USB were terminated and were subsequently reestablished with other unaffiliated counterparties.

During 2003, Piper Jaffray repaid its outstanding subordinated debt of $215 million to its Former Parent and entered into a new subordinated debt agreement of $180 million with an affiliate of USB. The Company received capital contributions of $37.5 million, $250.0 million and $75.0 million in 2003, 2002 and 2001, respectively, from USB. Additionally, the Company made distributions of $3.6 million, $19.0 million and $8.6 million to USB in 2003, 2002 and 2001, respectively.

NOTE 15 | *Net Capital Requirements and Other Regulatory Matters*

As an SEC registered broker dealer and member firm of the NYSE, Piper Jaffray is subject to the Uniform Net Capital Rule (the "Rule") of the SEC and the net capital rule of the NYSE. Piper Jaffray has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the Rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, Piper Jaffray is subject to certain notification requirements related to withdrawals of excess net capital. Piper Jaffray is also registered with the Commodity Futures Trading Commission ("CFTC") and therefore is subject to the CFTC regulations.

At December 31, 2003, net capital under the Rule was $216.9 million or 38.8 percent of aggregate debit balances, and $205.7 million in excess of the minimum required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and regulatory bodies.

Piper Jaffray Ltd., a registered United Kingdom broker dealer, is subject to the capital requirements of the Financial Services Authority ("FSA"). As of December 31, 2003, Piper Jaffray Ltd. was in compliance with the requirements of the FSA.

NOTE 16 | *Employee Benefit Plans*

During 2002, the Company implemented a qualified, non-contributory profit sharing plan covering substantially all employees. Company contributions to the plan are discretionary within limits to qualify as deductions for income tax purposes. Employees are fully vested after five years of service. The Company expensed $9.5 million related to the profit sharing plan in 2003. There was no such expense in 2002.

In 2001, employees of the Company participated in the USB cash balance pension plan. Participant cash balance pension accounts ceased receiving further service credits as of December 31, 2001. Participant balances will continue to receive investment credits based on participant investment elections. As a result of the Distribution, employees who were fully vested in the plan are considered inactive participants similar to other terminated employees of USB and its affiliates. Employees who were not fully vested on the Distribution date continue to receive vesting within the USB plan, based on working a minimum of 1,000 hours in a given plan year, provided they remain actively employed by the Company. Once an employee is fully vested he or she will receive similar treatment as a fully vested employee, as outlined above. In addition, certain employees were eligible to participate in an unfunded, non-qualified component of the USB cash balance pension plan. Because the non-qualified component was unfunded, the aggregate accumulated benefit obligation exceeds the plan assets. Similar to the qualified component of the pension plan, service credits for employees of the Company participating in the non-qualified component were frozen at December 31, 2001. Effective upon the Distribution, the existing non-qualified liability of $23.9 million and $21.5 million at December 31, 2003 and 2002, respectively, was separated from the USB cash balance pension plan and is included within accrued compensation on the Consolidated Statements of Financial Condition.

Prior to the Distribution, Company employees participated in health and welfare plans provided by USB. The Company subsidized the cost of coverage for employees meeting certain work schedule and service requirements. The medical plan contained other cost-sharing features such as deductibles and coinsurance. Costs charged to the consolidated financial statements are based on actual employee participation in the plans. All claims incurred in the health and welfare plans prior to the Distribution will be paid by USB. The Company has created similar health and welfare plans for its employees' use on a prospective basis. As such, all claims incurred subsequent to the Distribution are the responsibility of the Company.

Additionally, prior to the Distribution the Company provided certain health and welfare benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees were eligible for retiree health care benefits by meeting defined age and service requirements. The estimated cost of these retiree health care benefits is accrued during the employees' active service. Effective upon the Distribution, the existing post-retirement benefit plans were separated from the USB post-retirement benefit plan. All active employees of the Company are eligible for post-retirement health care benefits and the existing liability for those employees will be the responsibility of the Company. All retired employees of the Company will be considered terminated employees of USB and continue to receive the benefits under the USB post-retirement plan.

Prior to the Distribution, Company employees also participated in a USB defined contribution retirement savings plan, which allowed qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions were 100 percent matched by the Company, up to the first 4 percent of an employee's compensation and were invested, at the employees' direction, among various investment alternatives. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. Although the matching contribution was initially invested in USB common stock, an employee was allowed to reinvest the matching contributions among various investment alternatives. Effective upon the Distribution, employees of the Company became inactive participants in the USB plan similar to terminated employees. The Company has created a similar defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code for its employees' use beginning in 2004.

During the years ended December 31, 2003, 2002 and 2001, the Company incurred expenses of $31.3 million, $23.2 million and $51.5 million, respectively, related to USB employee benefit plans.

NOTE 17 | *Cash Award Program and Stock-Based Compensation*

Certain of the Company's employees are eligible to participate in a cash award program implemented concurrent with the Distribution from USB. The program is intended to aid in retention of employees and to compensate employees for the value of USB stock options and restricted stock lost by employees as a result of the Distribution. The cash award program has an aggregate value of approximately $47 million. The Company incurred a $24 million charge at the time of the Distribution from USB. The remaining $23.0 million will be paid out over the next four years, which will result in an annual charge of approximately $5.9 million over the next three years and $5.3 million in the fourth year.

Prior to the Distribution, certain of the Company's employees were eligible to participate in the stock incentive plans offered by USB, which include incentive stock options, restricted stock, and other stock-based awards. While part of USB, the Company applied APB 25 in accounting for USB employee stock incentive plans. Because the exercise price of the USB employee stock options equaled the market price of the underlying stock on the date of the grant, under APB 25, no compensation expense was recognized at the grant date. Options granted under the plans are generally exercisable up to ten years from the date of grant and vest over three to five years. Restricted shares vested over three to five years. Expense for restricted stock was based on the market price of USB stock at the time of the grant and amortized on a straight-line basis over the vesting period. Expense related to restricted stock grants was $3.9 million, $3.9 million and $14.9 million in 2003, 2002 and 2001, respectively.

Prior to the Distribution, many of the Company's employees held options to purchase USB common stock under a variety of USB option plans and held shares of unvested USB restricted stock. Grants under the option plans can be summarized into two categories: USB 90-day options that generally expire 90 days after an employee terminates from USB and USB term options that generally expire after a specified period of time. As a result of the Distribution, 90-day options that were not exercised either expired on the Distribution date or will expire within 90 days of the Distribution date as the Distribution was deemed a termination of employment of the Company's employees by USB. USB 90-day options held by Company employees who have reached retiree status did not expire in connection with the Distribution but rather remained with USB and continue to vest in accordance with their terms. USB term options remained with USB after the Distribution and continue to vest in accordance with their terms, as provided in the applicable USB stock incentive plans.

The total amount of USB restricted stock held by the Company's employees at the time of Distribution was 148,238 shares. Since the Distribution was deemed to be a termination of employment of the Company's employees under the terms of the applicable USB stock incentive plans, approximately 76,325 shares of USB restricted stock were forfeited in connection with the Distribution. The remaining shares of USB restricted stock held by the Company's employees at the time of the Distribution, totaling approximately 71,913 shares, have terms that permit those shares to continue to vest in accordance with their terms after a termination of employment such as that occurring in the Distribution.

No Company employees, officers or directors received Piper Jaffray Company options or restricted stock as part of the Distribution.

The following table summarizes USB stock options and restricted stock outstanding and exercised under various equity plans of USB while the Company's employees were employed by USB:

	Options Outstanding	Weighted Average Exercise Price	Shares of Restricted Stock Outstanding
December 31, 2000	18,041,960	$22.62	2,277,106
Granted:			
Stock options	3,937,315	23.29	–
Restricted stock	–	–	474,271
Exercised	1,776,404	22.95	–
Canceled options	1,066,451	24.71	–
Canceled/vested restricted stock	–	–	2,158,141
December 31, 2001	19,136,420	$23.28	593,236
Granted:			
Stock options	2,820,104	22.84	–
Restricted stock	–	–	–
Exercised	1,305,813	22.36	–
Canceled options	98,330	27.29	–
Canceled/vested restricted stock	–	–	193,569
December 31, 2002	20,552,381	$23.47	399,667
Exercised	4,992,438	25.87	–
Canceled options and canceled/vested restricted stock	3,821,652	24.49	327,754
Options/restricted stock remaining with USB	11,738,291	24.19	71,913
December 31, 2003	–		–

Piper Jaffray Companies had no options or restricted stock outstanding as of December 31, 2003. On February 12, 2004 the Company granted approximately 500,000 shares of Piper Jaffray Companies restricted stock and approximately 290,000 options on Piper Jaffray Companies common stock to employees, executive officers and directors. These awards will vest 100 percent on February 12, 2007.

Pro forma information regarding net income (loss) is required by SFAS No. 123 and has been determined as if the Company had accounted for employee stock option and stock purchase plans (collectively, the "options") under the fair value method of SFAS 123. The fair value of the options was estimated at the grant date using a Black-Scholes option-pricing model. Option valuation models require the use of highly subjective assumptions. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable measure of the fair value of employee stock options.

The pro forma disclosures include USB options granted to our employees while employed by USB and will not be representative of future years. In addition, the value of certain of these options that expired as a result of our separation from USB were replaced by cash awards to our employees. The estimated fair value of the options is amortized to expense over the options' vesting period. The cash award program has an aggregate value of approximately $47 million, of which $24 million was included in our results of operations for 2003.

The following table shows pro forma compensation expense and net income (loss) adjusted for the impact of applying the fair value method of accounting for stock-based compensation.

YEAR ENDED DECEMBER 31 *(Dollars in thousands)*	**2003**	2002	2001
Reported compensation expense	**$ 482,397**	$449,329	$513,623
Stock-based compensation	**21,457**	27,973	52,504
Pro forma compensation expense	**$ 503,854**	$477,302	$566,127
Reported net income (loss)	**$ 25,999**	$ 106	$ (50,051)
Stock-based compensation, net of tax	**(12,874)**	(16,784)	(31,502)
Pro forma net income (loss)	**$ 13,125**	$ (16,678)	$ (81,553)
Weighted average assumptions in USB option valuation			
Risk-free interest rates	**N/A**	4.90%	4.75%
Dividend yields	**N/A**	3.00%	3.00%
Stock volatility factor	**N/A**	0.38	0.39
Expected life of options (in years)	**N/A**	6.00	6.25
Weighted average fair value of shares granted	**N/A**	$ 7.27	$ 7.66

Effective January 1, 2004, the Company will account for future stock-based employee compensation under the fair value based method as prescribed by SFAS 123 as amended by SFAS 148.

NOTE 18 | *Shareholders' Equity*

Piper Jaffray Companies' articles of incorporation provide for the issuance of up to 100,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of undesignated preferred stock also with a par value of $0.01.

COMMON STOCK

The holders of Piper Jaffray Companies common stock are entitled to one vote per share on all matters to be voted upon by its shareholders. Subject to preferences that may be applicable to any of Piper Jaffray Companies outstanding preferred stock, the holders of its common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Piper Jaffray Companies board of directors out of funds legally available for that purpose. In the event of Piper Jaffray Companies liquidation, dissolution or winding-up, the holders of its common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Piper Jaffray Companies stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Piper Jaffray Companies common stock.

Piper Jaffray Companies does not intend to pay cash dividends on its common stock for the foreseeable future. Instead, Piper Jaffray Companies intends to retain all available funds and any future earnings for use in the operation and expansion of its business. Additionally, as set forth in Note 15, there are restrictions on its broker dealer subsidiary in paying dividends.

PREFERRED STOCK

Piper Jaffray Companies board of directors has the authority, without action by its shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until Piper Jaffray Companies board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, the following: restricting dividends on its common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock and delaying or preventing a change in control of Piper Jaffray Companies without further action by its shareholders.

RIGHTS AGREEMENT

Piper Jaffray Companies adopted a rights agreement prior to the Distribution date. The issuance of a share of Piper Jaffray Companies common stock also constitutes the issuance of a preferred stock purchase right associated with such share. These rights are intended to have anti-takeover effects in that the existence of the rights may deter a potential acquirer from making a takeover proposal or a tender offer.

EARNINGS PER SHARE

Basic earnings per common share are calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Since Piper Jaffray Companies common stock was not issued until December 31, 2003, the date of the Distribution, the weighted average number of common shares outstanding during each year presented was calculated by applying the Distribution Ratio to USB's historical weighted average number of common shares outstanding for applicable years.

YEAR ENDED DECEMBER 31 *(Amounts in thousands, except per share data)*	**2003**	2002	2001
Earnings per common share			
Net income (loss)	**$ 25,999**	$ 106	$(50,051)
Weighted average number of common shares	**19,237**	19,160	19,279
Basic earnings per common share	**$ 1.35**	$ .01	$ (2.60)

NOTE 19 | *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*

The Company, in connection with its tender option bond program, has securitized $166.2 million of highly-rated fixed rate municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. The Company retains a residual interest in each structure that is accounted for as a trading security, recorded at fair value on the Consolidated Statements of Financial Condition. The fair value of retained interests was $7.4 million at December 31, 2003 with a weighted average life of 9.6 years. Securitization transactions are treated as sales with the resulting gain included in principal transactions on the Consolidated Statements of Operations. Fair value of retained interests is estimated based on the present value of future cash flows using management's best estimates of the key assumptions – forward yield curves, credit losses of 0 percent, and a 15 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations. The Company enters into interest rate swaps to minimize any interest rate risk associated with the retained interests.

At December 31, 2003, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material.

Certain cash flow activity for the municipal bond securitizations described above during 2003 includes:

Proceeds from new sales	$22.6 million
Remarketing fees received	$89,000
Cash flows received on retained interests	$4.9 million

NOTE 20 | *Business Segments*

Within the Company, financial performance is measured by lines of business. The Company's reportable business segments include Capital Markets, Private Client Services and Corporate Support and Other. The business segments are determined based upon factors such as the type of customers, the nature of products and services provided and the distribution channels used to provide those products and services. Certain services that the Company offers are provided to clients through more than one of our business segments. These business segments are components of the Company about which financial information is available and is evaluated on a regular basis in deciding how to allocate resources and assess performance relative to competitors.

BASIS FOR PRESENTATION

Segment results are derived from the Company's financial reporting systems by specifically attributing customer relationships and their related revenues and expenses to segments. Revenue-sharing of sales credits associated with underwritten offerings is based on the distribution channel generating the sales. Expenses directly managed by the business line, including salaries, commissions, incentives, employee benefits, occupancy, marketing and business development and other direct expenses are accounted for within each segment's financial results in a manner similar to the consolidated financial results. Research, operations, technology and compliance related costs are allocated based on the segment's use of these areas to support their businesses. General and administrative expenses incurred by centrally managed corporate support functions are not allocated. To enhance the comparability of business segment results, goodwill amortization for periods prior to the adoption of SFAS 142 is no longer assigned to each segment. Also, cash award plan charges related to the Distribution, merger and restructuring related charges, royalty fees assessed by USB, income taxes and certain infrequent regulatory settlement costs are not assigned to the business segments. The financial management of assets, liabilities and capital is performed on an enterprise-wide basis. Revenues from the Company's non-U.S. operations were $9.2 million, $8.2 million and $6.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, while long-lived assets were $0.6 million and $0.8 million at December 31, 2003 and 2002, respectively.

Designations, assignments and allocations may change from time to time as financial reporting systems are enhanced and methods of evaluating performance change or business segments are realigned to better serve the clients of the Company. Accordingly, prior periods are reclassified and presented on a comparable basis.

CAPITAL MARKETS ("CM")

CM includes institutional sales and trading services with an emphasis on the sale of U.S. equities and fixed income products to institutions. This segment also includes management of and participation in underwritings, merger and acquisition services and public finance activities. Additionally, CM includes earnings on investments acquired in connection with its business activities and net interest revenues on trading securities held in inventory.

PRIVATE CLIENT SERVICES ("PCS")

PCS principally provides individual investors with financial advice and investment products and services, including equity and fixed income securities, mutual funds and annuities. This segment also includes net interest income on client margin loans. PCS has approximately 830 financial advisers operating in 96 branch offices in 18 Midwest, Mountain and West Coast states.

CORPORATE SUPPORT AND OTHER

Corporate Support and Other consists primarily of the Company's investments in limited partnerships that invest in venture capital funds and the venture capital subsidiary. It also includes business activities managed on a corporate basis, including enterprise-wide administrative support functions.

Reportable segment financial results for the respective year ended December 31, are as follows:

	Capital Markets		Private Client Services		Corporate Support and Other		Consolidated Company	
(Dollars in thousands)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Net revenues	**$430,355**	$376,074	**$352,113**	$357,155	**$ 4,262**	$ (4,177)	**$786,730**	$729,052
Direct operating expense	**293,106**	248,870	**288,412**	291,156	**40,945**	37,461	**622,463**	577,487
Direct contribution	**137,249**	127,204	**63,701**	65,999	**(36,683)**	(41,638)	**164,267**	151,565
Support cost	**59,303**	61,549	**35,219**	36,097	**–**	–	**94,522**	97,646
Pre-tax operating income (loss) before unallocated charges	**$ 77,946**	$ 65,655	**$ 28,482**	$ 29,902	**$(36,683)**	$ (41,638)	**69,745**	53,919
Cash award plan							**24,000**	–
Regulatory settlement							**–**	32,500
Merger and restructuring							**–**	7,976
Royalty fee							**3,911**	7,482
Consolidated income before taxes							**$ 41,834**	$ 5,961

	Capital Markets		Private Client Services		Corporate Support and Other		Consolidated Company	
(Dollars in thousands)	2002	2001	2002	2001	2002	2001	2002	2001
Net revenues	$376,074	$422,235	$357,155	$392,447	$ (4,177)	$ (13,910)	$729,052	$800,772
Direct operating expense	248,870	274,688	291,156	324,470	37,461	35,351	577,487	634,509
Direct contribution	127,204	147,547	65,999	67,977	(41,638)	(49,261)	151,565	166,263
Support cost	61,549	71,013	36,097	28,964	–	–	97,646	99,977
Pre-tax operating income (loss) before unallocated charges	$ 65,655	$ 76,534	$ 29,902	$ 39,013	$(41,638)	$ (49,261)	53,919	66,286
Regulatory settlement							32,500	–
Amortization of goodwill and acquisition-related compensation							–	17,641
Merger and restructuring							7,976	65,697
Royalty fee							7,482	55,753
Consolidated income (loss) before taxes							$ 5,961	$ (72,805)

NOTE 21 | *Income Taxes*

On the consolidated financial statements, income taxes were determined on a separate return basis as if the Company had not been eligible to be included in the consolidated income tax return of USB and its affiliates.

The components of income tax expense (benefit) were:

YEAR ENDED DECEMBER 31 *(Dollars in thousands)*	**2003**	2002	2001
Current:			
Federal	**$17,528**	$ 12,809	$(20,876)
State	**4,380**	4,152	(2,891)
Foreign	**418**	280	230
	22,326	17,241	(23,537)
Deferred:			
Federal	**(5,529)**	(9,952)	697
State	**(962)**	(1,434)	86
	(6,491)	(11,386)	783
Total tax expense (benefit)	**$15,835**	$ 5,855	$(22,754)

A reconciliation of the statutory federal income tax rates to the Company's effective tax rates for the fiscal years ended December 31 was as follows:

(Dollars in thousands)	**2003**	2002	2001
Federal income tax at statutory rates	**$14,642**	$ 2,087	$(25,482)
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal tax benefit	**2,270**	1,767	(1,823)
Goodwill amortization	**–**	–	5,054
Net tax-exempt interest income	**(2,933)**	(3,692)	(1,525)
Fines and penalties	**350**	4,953	–
Other, net	**1,506**	740	1,022
Total tax expense (benefit)	**$15,835**	$ 5,855	$(22,754)

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The net deferred tax asset included in other assets at December 31 on the Consolidated Statements of Financial Condition consisted of the following items:

(Dollars in thousands)	**2003**	2002
Deferred tax assets:		
Liabilities/accruals not currently deductible	**$26,254**	$28,628
Pension and retirement costs	**10,086**	8,503
Deferred compensation	**14,854**	7,651
Other	**5,382**	5,613
	56,576	50,395
Deferred tax liabilities:		
Partnership investments	**588**	1,700
Fixed assets	**3,188**	2,180
Other	**130**	336
	3,906	4,216
Net deferred tax assets	**$52,670**	$46,179

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

As part of the Distribution, the Company entered into a tax sharing agreement with USB that governs each parties' responsibilities, as it relates to income taxes, going forward. Pursuant to this agreement, USB is generally responsible for any future liabilities resulting from Internal Revenue Service audits for those years the Company was part of the USB consolidated income tax return.

SUPPLEMENTAL INFORMATION

Quarterly Information (Unaudited)

2003 FISCAL QUARTER *(Amounts in thousands, except per share data)*	First	Second	Third	Fourth
Total revenues	$174,634	$210,377	$214,900	$206,330
Interest expense	5,427	5,327	4,225	4,532
Net revenues	169,207	205,050	210,675	201,798
Non-interest expenses	162,024	191,380	184,570	206,922
Income (loss) before income taxes	7,183	13,670	26,105	(5,124)
Net income (loss)	4,693	8,622	16,030	(3,346)
Earnings per common share				
Basic	$ 0.24	$ 0.45	$ 0.83	$ (0.17)
Diluted	$ 0.24	$ 0.45	$ 0.83	$ (0.17)
Weighted average number of common shares				
Basic	19,190	19,223	19,260	19,273
Diluted	19,190	19,223	19,260	19,273

2002 FISCAL QUARTER *(Amounts in thousands, except per share data)*	First	Second	Third	Fourth
Total revenues	$191,405	$215,774	$170,702	$185,486
Interest expense	8,127	13,379	6,630	6,179
Net revenues	183,278	202,395	164,072	179,307
Non-interest expenses	168,001	186,509	158,765	209,816
Income (loss) before income taxes	15,277	15,886	5,307	(30,509)
Net income (loss)	9,076	9,947	4,308	(23,225)
Earnings per common share				
Basic	$ 0.47	$ 0.52	$ 0.23	$ (1.21)
Diluted	$ 0.47	$ 0.52	$ 0.23	$ (1.21)
Weighted average number of common shares				
Basic	19,198	19,132	19,150	19,162
Diluted	19,198	19,132	19,150	19,162

Market for Piper Jaffray Common Stock and Related Shareholder Matters

STOCK PRICE INFORMATION

Our common stock is listed on the New York Stock Exchange under the symbol "PJC." Our separation from U.S. Bancorp was completed on December 31, 2003 and our common stock began "regular trading" on the New York Stock Exchange on January 2, 2004. Consequently, historical quarterly price information is not available for shares of our common stock. On February 6, 2004, the last reported sale price of our common stock was $46.75 per share.

SHAREHOLDERS

We had 49,217 shareholders of record and an estimated 217,000 beneficial owners of our common stock as of February 6, 2004.

DIVIDENDS

We do not intend to pay cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Our board of directors is free to change our dividend policy at any time and will make any such future determination regarding the payment of dividends based upon various factors then existing, including:

- our financial condition, operating results and current and anticipated cash needs,
- general economic and business conditions,
- our strategic plans and business prospects,
- legal, contractual and regulatory restrictions on our ability to pay dividends, and
- other factors that our board of directors may consider to be relevant.

Restrictions on our broker dealer subsidiary's ability to pay dividends are described in Note 15 to the consolidated financial statements.

Company Information

CORPORATE HEADQUARTERS

Piper Jaffray Companies
800 Nicollet Mall
Minneapolis, MN 55402
612 303-6000

COMPANY WEB SITE

www.piperjaffray.com

STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC acts as transfer agent and registrar for Piper Jaffray Companies and maintains all shareholder records for the company. If you have questions regarding the Piper Jaffray Companies stock you own, stock transfers, address corrections or changes, lost stock certificates or duplicate mailings, please contact Mellon Investor Services by writing or calling:

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
800 872-4409

Street address for overnight deliveries:

85 Challenger Road
Ridgefield Park, NJ 07660

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP

COMMON STOCK LISTING

New York Stock Exchange (symbol: PJC)

INVESTOR INQUIRIES

Shareholders, securities analysts and investors seeking more information about the company should contact Jennifer A. Olson-Goude, Director of Communications and Investor Relations, 612 303-6277, jennifer.a.olson-goude@pjc.com, at the corporate headquarters address.

WEB SITE ACCESS TO SEC REPORTS

Piper Jaffray Companies makes available free of charge on its Web site, www.piperjaffray.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(A) or 15(D) of the Exchange Act, as well as all other reports filed by Piper Jaffray Companies with the SEC, as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

WEB SITE ACCESS TO CORPORATE GOVERNANCE INFORMATION

Piper Jaffray Companies makes available free of charge on its Web site, www.piperjaffray.com, the company's code of ethics and business conduct, its corporate governance principles and the charters of the audit, compensation, and nominating and governance committees of the board of directors. Upon your request, we will mail printed copies of these materials to you.

DIVIDENDS

Piper Jaffray Companies does not currently pay cash dividends on its common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, the future prospects of Piper Jaffray Companies. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including the following: (1) following our spin-off from U.S. Bancorp, we may experience increased costs resulting from decreased purchasing power and size compared to that provided by our association with U.S. Bancorp prior to the spin-off, (2) we will compete with U.S. Bancorp with respect to clients we both serviced prior to the spin-off and may not be able to retain these clients, (3) the continued ownership of U.S. Bancorp common stock and options by our executive officers and some of our directors will create, or will appear to create, conflicts of interest, (4) we have agreed to certain restrictions to preserve the tax treatment of the spin-off, which reduce our strategic and operating flexibility, (5) we have agreed to indemnify U.S. Bancorp for taxes and related losses resulting from any actions we take that cause the spin-off to fail to qualify as a tax-free transaction, (6) developments in market and economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability, (7) we may not be able to compete successfully with other companies in the financial services industry, (8) our underwriting and market-making activities may place our capital at risk, (9) an inability to readily divest or transfer trading positions may result in financial losses to our business, (10) use of derivative instruments as part of our risk management techniques may place our capital at risk, while our risk management techniques themselves may not fully mitigate our market risk exposure, (11) an inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition, (12) our data processing, financial and accounting systems are critical components of our operations and the failure of those systems may disrupt our business, cause financial loss and constrain our growth, (13) our business is subject to extensive regulation which limits our business activities, and a significant regulatory action against our company may have a material adverse financial effect or cause significant reputational harm, (14) regulatory capital requirements may adversely affect our ability to expand or maintain present levels of our business or impair our ability to meet our financial obligations, (15) our exposure to legal liability is significant, and could lead to substantial damages and restrictions on our business going forward, (16) we may suffer losses if our reputation is harmed, and (17) other factors identified in the document entitled "Risk Factors" filed as Exhibit 99.1 to our Annual Report on Form 10-K and in our subsequent reports filed with the SEC. These reports are available at our Web site at www.piperjaffray.com and at the SEC's Web site at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

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